Execution Final

SENIOR LOAN AND SECURITY AGREEMENT

THIS SENIOR LOAN AND SECURITY AGREEMENT is made and dated as of June 28, 2005 (the "**Closing Date**") and is entered into by and between **LABOPHARM USA, INC.**, a Delaware corporation, and each of its subsidiaries, (hereinafter collectively referred to as the "**Borrower**"), with its chief executive office and principal place of business located at c/o Goodwin Procter LLP, 53 State Street, Boston , MA 02109 and **HERCULES TECHNOLOGY GROWTH CAPITAL, INC.**, a Maryland corporation ("**Lender**"), with its principal place of business located at 525 University Avenue, Suite 700, Palo Alto, CA 94301. In consideration of the mutual agreements contained herein, the parties hereto agree as follows:

RECITALS

WHEREAS, Borrower has requested Lender to make available to Borrower a loan in an aggregate principal amount of up to Ten Million and No/100 DOLLARS ($10,000,000.00) (the "Loan"); and

WHEREAS, Lender is willing to make the Loan on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, Borrower and Lender hereby agree as follows:

SECTION 1
DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Unless otherwise defined herein, the following capitalized terms shall have the following meanings (such meanings being equally applicable to both the singular and plural form of the terms defined):

"**Account**" means any "account," as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest and, in any event, shall include all accounts receivable, book debts, rights to payment, and other forms of obligations now owned or hereafter received or acquired by or belonging or owing to Borrower (including under any trade name, style or division thereof), whether or not arising out of goods or software sold or services rendered by Borrower or from any other transaction (including any such obligation that may be characterized as an account or contract right under the UCC), and all of Borrower's rights in, to and under all purchase orders or receipts now owned or hereafter acquired by it for goods or services, and all of Borrower's rights to any goods represented by any of the foregoing (including unpaid seller's rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods), and all monies due or to become due to Borrower under all purchase orders and contracts for the sale of goods or the performance of services or both by Borrower or in connection with

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to applicable rates and fees and other confidential commercial terms.

any other transaction (whether or not yet earned by performance on the part of Borrower), now in existence or hereafter occurring, including the right to receive the proceeds of said purchase orders and contracts, and all collateral security and guarantees of any kind given by any Person with respect to any of the foregoing.

"Account Control Agreement(s)" means any agreement entered into by and among the Lender, Borrower and a third party Bank or other institution (including a Securities Intermediary) in which Borrower maintains a Deposit Account, Investment Property and which is intended to perfect Lender's security interest any of the Collateral.

"Advance" means any funds advanced or loaned by Lender to or for the benefit of Borrower, including the Loan made by Lender to or for the benefit of Borrower pursuant hereto.

"Advance Date" means the funding date of any Advance.

"Advance Request" means a request for an Advance submitted by Borrower to Lender in substantially the form of Exhibit A.

"Agreement" means this Senior Loan and Security Agreement, as the same may from time to time be amended, modified, supplemented or restated from time to time in accordance with the terms hereof.

"Borrower" has the meaning given to it in the preamble to this Agreement.

"Borrower and Parent Products" means all products owned, marketed, distributed or sold by Borrower or Parent on, before or after the Closing Date, including without limitation products currently approved by the U.S. Food and Drug Administration or other federal or state authorities or authorities in jurisdictions outside the United States, products not approved but in clinical trials, and products for which no such approval is necessary.

"Cash" means all cash, money, currency, and liquid funds, wherever held, in which Borrower now or hereafter acquires any right, title, or interest.

"Chattel Paper" means any "chattel paper," as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"Closing Date" has the meaning given to it in the preamble to this Agreement.

"Collateral" has the meaning given to it in Section 3.

"Commitment Termination Date" means the first to occur of (i) June 30, 2005 or (ii) the occurrence of an Event of Default.

"Contingent Obligation" means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any indebtedness, lease, dividend, letter of credit or other obligation of another, including, without limitation, any such

obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable; (ii) any obligations with respect to undrawn letters of credit issued for the account of that Person; and (iii) all obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that the term "Contingent Obligation" shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

"Copyrights" means all of the following property, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest: (i) all copyrights, whether registered or unregistered, held pursuant to the laws of the United States, any State thereof, or of any other country; (ii) all registrations, applications and recordings in the United States Copyright Office or in any similar office or agency of the United States, of any State thereof, or of any other country; (iii) all continuations, renewals or extensions thereof; and (iv) all registrations to be issued under any pending applications.

"Copyright License" means any written agreement granting any right to use any Copyright or Copyright registration, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"Default Rate" has the meaning given to it in Section 2.5(c).

"Deposit Accounts" means any "deposit accounts," as such term is defined in the UCC, and includes any checking account, savings account, or certificate of deposit now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"Documents" means any "documents," as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"Dollars" or **"$"** means United States Dollars.

"Equipment" means any "equipment," as such term is defined in the UCC, and any and all additions, upgrades, substitutions, and replacements of the foregoing, together with all attachments, components, parts, accessions, and accessories installed thereon or affixed thereto, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"Event of Default" has the meaning given to it in Section 9.

"**Excluded Agreements**" means (i) the Warrant Agreement; (ii) any stock purchase agreement, options, or warrants to acquire, or investor rights agreements, registration rights agreements, stockholder agreements, voting agreements or other agreements governing the rights of or the rights of holders of, any capital stock or other equity security, or any common stock, preferred stock, or equity security issued to or purchased by Lender or its nominee or assignee; and (iii) any other warrant agreement by and between Lender and Parent or Borrower.

"**Facility Fee**" means (Redacted) of the Maximum Loan Amount, which fee is due to Lender on the Closing Date.

"**Financial Statements**" has the meaning given to it in Section 7.1.

"**Fixtures**" means any "fixtures," as such term is defined in the UCC, together with all right, title and interest of Borrower in and to all extensions, improvements, betterments, accessions, renewals, substitutes, and replacements of, and all additions and appurtenances to any of the foregoing property, and all conversions of the security constituted thereby, immediately upon any acquisition or release thereof or any such conversion, as the case may be, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"**GAAP**" means generally accepted accounting principles in Canada as in effect from time to time.

"**General Intangibles**" means any "general intangibles," as such term is defined in the UCC, and, in any event, shall include all right, title and interest which Borrower may now or hereafter have in or under any rights to payment; payment intangibles; software; proprietary or confidential information; business records and materials; customer lists; interests in business associations, corporations, and limited liability companies; permits; claims in or under insurance policies (including unearned premiums and retrospective premium adjustments); and rights to receive tax refunds and other payments and rights of indemnification now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest, but shall exclude interests in partnerships and joint ventures.

"**Goods**" means any "goods," as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"**Guaranty Documents**" mean the Irish Guaranty Documents and the Parent Guaranty Documents.

"**Hypothec**" means the Hypothec on the Universality of Movable Property of even date by Parent for the benefit of Lender.

"**Indebtedness**" means (a) all indebtedness for borrowed money or the deferred purchase price of property or services, including without limitation reimbursement and other obligations with respect to surety bonds and letters of credit, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations, and (d) all Contingent Obligations.

"**Instruments**" means any "instruments," as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"**Intellectual Property**" means all Copyrights; Trademarks; Patents; Licenses; source codes developed by Borrower; trade secrets; inventions (whether or not patented or patentable); technical information, procedures, processes, designs, knowledge, and know-how; data bases; models; drawings; skill, expertise, and experience; websites, world wide web addresses, domain names, URL's, moral rights, publicity rights, mask works and any other proprietary, intellectual or industrial proprietary rights of any kind or nature that do not compromise or are not protected by the Patents, Trademarks, Copyrights or Licenses; and applications therefor and reissues, extensions, or renewals thereof; and goodwill associated with any of the foregoing; together with rights to sue for past, present and future infringement of Intellectual Property and the goodwill associated therewith.

"**Inventory**" means any "inventory," as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest, and, in any event, shall include all Goods and personal property that are held by or on behalf of Borrower for sale or lease or are furnished or are to be furnished under a contract of service, or that constitute raw materials, work in process or materials used or consumed or to be used or consumed in Borrower's business, or the processing, packaging, promotion, delivery or shipping of the same, and all finished goods, whether or not the same is in transit or in the constructive, actual or exclusive possession of Borrower or is held by others for Borrower's account, including all property covered by purchase orders and contracts with suppliers and all Goods billed and held by suppliers and all such property that may be in the possession or custody of any carriers, forwarding agents, truckers, warehousemen, vendors, selling agents or other Persons.

"**Investment Property**" means any "investment property," as such term is defined in the UCC, and includes any certificated or uncertificated security (including, but not limited to, stock or other interests of any and all subsidiaries and related entities and includes all securities as defined in the United States Securities Laws and Regulations), money market funds, bonds, mutual funds, and U.S. Treasury bills or notes, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"**Irish Guarantee Documents**" means the Specific Guarantee and Mortgage Debenture of even date by Labopharm Europe Limited for the benefit of Lender.

"**Lender**" has the meaning given to it in the preamble to this Agreement.

"**Letter of Credit Rights**" means any "letter of credit rights," as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest, including any right to payment or performance under any letter of credit.

"**License**" means any Copyright License, Patent License, Trademark License or other license of rights or interests now held or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest and any renewals or extensions thereof.

"**Lien**" means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, any lease in the nature of a security interest, and the filing of any financing statement (other than a precautionary financing statement with respect to a lease that is not in the nature of a security interest) under the UCC or comparable law of any jurisdiction.

"**Loan**" has the meaning given to it in the recitals to this Agreement.

"**Loan Documents**" means this Agreement, the Note, Account Control Agreements, the Parent Guaranty Documents, all UCC Financing Statements, and any other documents executed in connection with the Secured Obligations or the transactions contemplated hereby, as the same may from time to time be amended, modified, supplemented or restated; provided, that the term "Loan Documents" shall not include any of the Excluded Agreements.

"**Material Adverse Effect**" means a material adverse effect upon: (i) the business, operations, properties, assets or condition (financial or otherwise) of Borrower and Parent, taken as a whole; or (ii) the ability of Borrower and Parent, taken as a whole, to perform the Secured Obligations in accordance with the terms of the Loan Documents, or the ability of Lender to enforce any of its rights or remedies with respect to the Secured Obligations or under the Loan Documents; or (iii) (A) the Collateral or Lender's Liens on the Collateral or the priority of such Liens and (B) the Collateral under the Hypothec or Lender's interests under the Hypothec.

"**Maturity Date**" means July 1, 2008.

"**Maximum Loan Amount**" means Ten Million and No/100 Dollars ($10,000,000.00).

"**Maximum Rate**" shall have the meaning assigned to such term in Section 2.6(a).

"**Merger**" means any (i) reorganization, consolidation or merger (or similar transaction or series of related transactions) of Borrower or any Subsidiary, (ii) sale or exchange of outstanding shares (or similar transaction or series of related transactions) of Borrower or any Subsidiary in which the holders of Borrower or Subsidiary's outstanding shares immediately before consummation of such transaction or series of related transactions and their affiliates do not, immediately after consummation of such transaction or series of related transactions, retain shares representing fifty percent (50%) of the voting power of the surviving entity of such transaction or series of related transactions (or the parent of such surviving entity if such surviving entity is wholly owned by such parent), in each case without regard to whether Borrower or Subsidiary is the surviving entity, (iii) sale or exchange of outstanding shares (or similar transaction or series of related transactions) of Borrower or any Subsidiary in which the shares issued after the Closing Date to Persons who are not holders of Borrower's outstanding

shares (or securities convertible into or exercisable for shares) or affiliate thereof as of the Closing Date would entitle such Persons to fifty percent (50%) of the proceeds that would be distributed to holders of Preferred Stock assuming that proceeds available for distribution are sufficient only to provide a distribution to holders of Preferred Stock; (iv) sale, lease, license or ~~transfer of all or substantially all of the assets of Borrower or any Subsidiary or (v) acquisition~~ by Borrower or any Subsidiary of all or substantially all of the capital stock or assets of another Person, provided however, that in all cases a Subsidiary may be merged into or may sell or exchange its outstanding shares to or with Borrower or anther Subsidiary without constituting a "Merger."

"Note" means the Promissory Note prepared by Lender in substantially the form of Exhibit B, which is executed and delivered by Borrower to evidence Advances, as the same may be amended, restated, modified or supplemented from time to time.

"Parent" means Labopharm Inc., a Quebec company.

"Parent Guaranty Documents" means the Hypothec and the Guarantee and Subordination Agreement of even date by Parent for the benefit of Lender.

"Patent License" means any written agreement granting any right with respect to any invention on which a Patent is in existence or a Patent application is pending, in which agreement Borrower now holds or hereafter acquires any interest.

"Patents" means all of the following property, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest: (a) all letters patent of, or rights corresponding thereto, in the United States or in any other country, all registrations and recordings thereof, and all applications for letters patent of, or rights corresponding thereto, in the United States or any other country, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country; (b) all reissues, continuations, continuations-in-part or extensions thereof; (c) all petty patents, divisionals, and patents of addition; and (d) all patents to be issued under any such applications.

"Payment Date" has the meaning given to it in Section 2.2.

"Permitted Liens" means any and all of the following: (i) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; provided, that such Liens do not have priority over any of Lender's Liens and Borrower maintains adequate reserves therefor in accordance with GAAP; (ii) Liens securing claims or demands of materialmen, artisans, mechanics, carriers, warehousemen, landlords and other like Persons arising in the ordinary course of Borrower's business and imposed without action of such parties; provided, that the payment thereof is not yet required; (iii) Liens arising from judgments, decrees or attachments in circumstances which do not constitute an Event of Default hereunder; (iv) the following deposits, to the extent made in the ordinary course of business: deposits under worker's compensation, unemployment insurance, social security and other similar laws, or to secure the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure indemnity, performance

or other similar bonds for the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure statutory obligations (other than liens arising under ERISA or environmental liens) or surety or appeal bonds, or to secure indemnity, performance or other similar bonds; (v) purchase money liens on Equipment which has been acquired or held by Borrower and such Liens are incurred for financing the acquisition of the Equipment, if, the liens are confined to the Equipment and proceeds of the Equipment; (vi) Liens existing on the Closing Date and set forth on Exhibit C; and (vii) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) through (iv) above; provided, that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced (as may have been reduced by any payment thereon) does not increase.

"Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or government (whether federal, state, county, city, municipal, local, foreign, or otherwise, including any instrumentality, division, agency, body or department thereof).

"Proceeds" means "proceeds," as such term is defined in the UCC and, in any event, shall include (a) any and all Accounts, Chattel Paper, Instruments, Cash, proceeds of letters of credit, Letter of Credit Rights, Supporting Obligations, or other proceeds payable to Borrower from time to time in respect of the Collateral, (b) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to Borrower from time to time with respect to any of the Collateral, (c) any and all payments (in any form whatsoever) made or due and payable to Borrower from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any governmental authority (or any Person acting under color of governmental authority), (d) the proceeds, damages, or recovery based on any claim of Borrower against third parties (i) for past, present or future infringement of any Copyright, Copyright License, Patent or Patent License or (ii) for past, present or future infringement or dilution of any Trademark or Trademark License or for injury to the goodwill associated with any Trademark, Trademark registration or Trademark licensed under any Trademark License, and (e) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral.

"Receivables" means (i) all of Borrower's Accounts, Instruments, Documents, Chattel Paper, Supporting Obligations, letters of credit, proceeds of any letter of credit, and Letter of Credit Rights, and (ii) all customer lists, software, and business records related thereto.

"Secured Obligations" means Borrower's obligation to repay to Lender the Loan and all Advances (whether or not evidenced by any Note), together with all principal, interest, fees, costs, professional fees and expenses, or other liabilities or obligations for monetary amounts owed by Borrower to Lender however arising, including the indemnity and insurance obligations in Section 6 and including such amounts as may accrue or be incurred before or after default or workout or the commencement of any liquidation, dissolution, bankruptcy, receivership or reorganization by or against Borrower, whether due or to become due, matured or unmatured, liquidated or unliquidated, contingent or non-contingent, and all covenants and duties

of any kind or nature, present or future, in each case, arising under this Agreement, the Note, or any of the other Loan Documents, as the same may from time to time be amended, modified, supplemented or restated, whether or not such obligations are partially or fully secured by the value of Collateral.

"Securities Intermediary" means any "securities intermediary" as such term is defined in the UCC.

"Subsidiary" means an entity, whether corporate, partnership, limited liability company, joint venture or otherwise, which Borrower owns or controls at least 50% of the outstanding voting securities, including each entity listed on Exhibit I hereto.

"Supporting Obligations" means any "supporting obligations," as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"Trademark License" means any written agreement granting any right to use any Trademark or Trademark registration, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

"Trademarks" means all of the following property, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest: (a) all trademarks (registered, common law or otherwise), tradenames, corporate names, business names, trade styles, service marks, logos, other source or business identifiers (and all goodwill associated therewith), prints and labels on which any of the foregoing have appeared or appear, and designs of like nature, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and any applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, and (b) all reissues, extensions or renewals thereof.

"UCC" means the Uniform Commercial Code as the same is, from time to time, in effect in the State of California; provided, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Lender's Lien on any Collateral is governed by the Uniform Commercial Code as the same is, from time to time, in effect in a jurisdiction other than the State of California, then the term "UCC" shall mean the Uniform Commercial Code as in effect, from time to time, in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions. Unless otherwise defined herein or in the other Loan Documents, terms that are defined in the UCC and used herein or in the other Loan Documents shall, unless the context indicates otherwise, have the meanings given to them in the UCC.

"Warrant Agreement" means the warrant agreement entered into in connection with the Loan, pursuant to which Parent grants Lender the right to purchase Common Stock of Parent as more particularly set forth therein.

1.2 Unless otherwise specified, all references in this Agreement or any Annex or Schedule hereto to a "Section," "subsection," "Exhibit," "Annex," or "Schedule" shall refer to the corresponding Section, subsection, Exhibit, Annex, or Schedule in or to this Agreement. The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this ~~Agreement as a whole, including all Exhibits, Annexes and Schedules, and not to any particular~~ Section, subsection or other subdivision.

1.3 Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders. The words "including," "includes" and "include" shall be deemed to be followed by the words "without limitation," the word "or" is not exclusive; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by this Agreement and the Loan Documents) or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations. Unless otherwise specifically provided herein, any accounting term used in this Agreement or the other Loan Documents shall have the meaning customarily given such term in accordance with GAAP, and all financial computations hereunder shall be computed in accordance with GAAP, consistently applied.

SECTION 2
THE LOAN

2.1 From the Closing Date through the Commitment Termination Date, Lender agrees to make one Advance to Borrower in an aggregate amount not to exceed the Maximum Loan Amount, for the purposes and upon the terms and subject to the conditions contained in this Agreement, the Note, and the other Loan Documents. Notwithstanding anything to the contrary in this Agreement or the Loan Documents, Lender's obligation to fund the Loan and make advances shall automatically expire on the Commitment Termination Date.

2.2 The Loan shall consist of one (1) Advance of up to Ten Million United States Dollars (US$10,000,000) drawn on or before June 30, 2005. Borrower promises to execute and deliver to Lender a Note in the original principal amount of each Advance. The principal balance of each Advance shall bear interest thereon from the Advance Date, precomputed at the rate of (Redacted) per annum based upon a year consisting of 360 days, with interest computed daily based on the number of actual days for each month. Each Advance shall be due and payable in monthly installments of accrued interest only on the first day of each month from the date of such Advance through January 1, 2006 (the "Interest Only Payment Dates"). Thereafter, Borrower shall repay the aggregate principal balance in thirty (30) equal monthly installments, beginning February 1, 2006 and continuing through July 1, 2008, on which the final payment (the "Maturity Date Payment") shall be due, each installment to consist of principal plus accrued interest. Each such monthly installment, including the Maturity Date Payment, shall be due and payable on the first day of each calendar month (each, a "Payment Date"). If any payment for an Advance shall be payable on a day other than a business day, then such payment shall be due and payable on the next succeeding business day. Any amount outstanding hereunder on July 1, 2008 shall be immediately due and payable on that date,

whether or not the Advance is evidenced by a Note. Amounts repaid on any Loan shall not be reborrowed. All of the Advances, Loan, and other Secured Obligations arising under this Agreement, the other Loan Documents or otherwise shall constitute one general obligation of Borrower secured by all of the Collateral. All payments shall be in United States Dollars, free and clear of any taxes, withholdings, duties, impositions or other charges, to the end that Lender will receive the entire amount of any Secured Obligations payable hereunder, regardless of source of payment.

2.3 In order to obtain an Advance, Borrower shall complete, sign and deliver an Advance Request to Lender. Each Advance Request shall identify an Advance Date that is at least two (2) business days after the date such Advance Request is received by Lender. Upon receipt of an Advance Request, Lender shall have the right to review whether, in Lender's opinion, each of the conditions precedent to such Advance has been or will be satisfied as of the requested Advance Date, and if Lender determines such conditions precedent have been or will be satisfied and to fund such Advance, Lender shall deliver to Borrower for signature a Note dated as of the Advance Date to evidence such Advance. Upon receipt by Lender of such Note duly executed and delivered by Borrower, Lender shall fund the Advance in the manner requested by the Advance Request provided that each of the conditions precedent to such Advance is satisfied as of the requested Advance Date. All the terms, conditions, and covenants of this Agreement shall apply to all Advances whether or not each Advance is evidenced by a Note. Borrower agrees that Lender may rely on any notice or Advance Request given by any Person it reasonably believes to be an authorized representative of Borrower without the necessity of independent investigation.

2.4 Borrower shall have the option at any time, upon at least two (2) business days prior written notice, to prepay the Note or Advances in whole or in part without premium or penalty by paying the relevant principal amount together with all interest, fees and expenses accrued and unpaid as of the date of such prepayment; provided that Borrower shall pay a premium equal to (...) of the amount of any prepayment made before the first anniversary of the Closing Date, (...) of the amount of any prepayment made after the first but before the second anniversary of the Closing Date, (...) of any prepayment made after the second anniversary of the Closing Date but before the third anniversary of the Closing Date.

(Redacted)

2.5 **(a)** Notwithstanding any provision in this Agreement, the Note, or any other Loan Document, it is the parties' intent not to contract for, charge or receive interest at a rate that is greater than the maximum rate permissible by law that a court of competent jurisdiction shall deem applicable hereto (which under the laws of the State of California shall be deemed to be the laws relating to permissible rates of interest on commercial loans) (the "Maximum Rate"). If a court of competent jurisdiction shall finally determine that Borrower has actually paid to Lender an amount of interest in excess of the amount that would have been payable if all of the Secured Obligations had at all times borne interest at the Maximum Rate, then such excess interest actually paid by Borrower shall be applied as follows: first, to the payment of principal outstanding on the Note; second, after all principal is repaid, to the payment of Lender's accrued interest, costs, expenses, professional fees and any other Secured Obligations; and third, after all Secured Obligations are repaid, the excess (if any) shall be refunded to Borrower.

(b) In the event any interest is not paid when due hereunder, delinquent interest shall be added to principal and shall bear interest on interest, compounded at the rate set forth in Section 2.2 or Section 2.5(c), as applicable.

(c) In the event any payment is not paid on the scheduled Payment Date, an amount equal to (Redacted) of the past due amount shall be payable on demand. In addition, upon the occurrence and during the continuation of an Event of Default hereunder, all Secured Obligations, including principal, interest, compounded interest, and professional fees, shall bear interest at a rate per annum equal to the rate set forth in Section 2.2 plus (Redacted) per annum ("Default Rate").

(d) On the earlier of the Maturity Date or such other date as all of the Secured Obligations are repaid, Borrower shall pay Lender a fee equal to (Redacted)

2.6 Parent Warrant. Within thirty (30) days of the Closing Date, Borrower shall cause Parent to deliver the Warrant Agreement, duly executed, to Lender. If Borrower fails to do so then, on the earlier of (i) the date of any Merger or (ii) the 30th day after the Closing Date, (a) the interest rate on the Secured Obligations shall increase by two (2) percentage points, (b) Borrower shall pay Lender a fee of (...) , (c) Borrower shall pay Lender a fee equal to (Redacted) , measured as of such 30th day, that Lender could have purchased under the Warrant Agreement had it been delivered, and (d) the prepayment premium payable under Section 2.4 shall be increased by (...) . Upon delivery of such Warrant Agreement, clauses (a) and (d) shall terminate (i.e. the (...) increase in the interest rate shall not apply after the Warrant Agreement is delivered and the increase in prepayment premium shall not apply to any prepayment made after such delivery) and Lender shall return the fee provided in clause (c) to Borrower if the Warrant Agreement is delivered within 120 days of the Closing Date, but Lender may retain the fee paid under clause (b).

SECTION 3
SECURITY INTEREST

3.1 As security for the prompt, complete and indefeasible payment when due (whether on the Payment Dates or otherwise) of all the Secured Obligations and in order to induce Lender to make the Loan upon the terms and subject to the conditions of this Agreement, the Note, and the other Loan Documents, Borrower hereby grants to Lender a security interest in and Lien upon all of Borrower's right, title and interest in, to and under each of the following, whether now owned or hereafter acquired and wherever located (collectively, the "Collateral") subject only to Permitted Liens:

(a) All Receivables;

(b) All Equipment;

(c) All Fixtures;

(d) All General Intangibles;

(e) All Inventory;

(f) All Investment Property (including the stock of all domestic and foreign subsidiaries and affiliates);

(g) All Deposit Accounts;

(h) All Cash;

(i) All Goods and other tangible and intangible personal property of Borrower whether now or hereafter owned or existing, leased, consigned by or to, or acquired by, Borrower and wherever located, other than interests in partnerships or joint ventures; and

(j) To the extent not otherwise included, all Proceeds of each of the foregoing and all accessions to, substitutions and replacements for, and rents, profits and products of each of the foregoing.

3.2 Notwithstanding Section 3.1 to the contrary, the grant of security interest herein shall not extend to and the term Collateral shall not include (i) more than 65% of the issued and outstanding voting capital stock of any Subsidiary that is incorporated or organized in a jurisdiction other than the United States or any state or territory thereof or the District of Columbia if to do so would cause Borrower adverse tax consequences under Internal Revenue Code Section 956 (or any successor statute) or (ii) the Intellectual Property, provided that Collateral shall include all accounts and general intangibles that consist of rights to payment and proceeds from the sale or disposition (but not the license by Borrower to partnerships or joint ventures) of all or any part, or rights in, the foregoing ("Rights to Payment") and, if a judicial authority (including a U.S. Bankruptcy Court) holds that a security interest in the underlying Intellectual Property is necessary to have a security interest in the Rights to Payment, then the Collateral shall automatically, effective as of the Closing Date, include such Intellectual Property, but only to the extent necessary to permit perfection of Lender's security interest in the Rights to Payment.

SECTION 4
CONDITIONS PRECEDENT TO LOAN

The obligations of Lender to make the Loan hereunder are subject to the satisfaction by Borrower of the following conditions:

4.1 The Advance Date for any installment shall occur on or before the Commitment Termination Date. No Advance Requests shall be accepted after the third business day preceding the Commitment Termination Date.

4.2 Borrower shall have delivered to Lender the following:

(a) executed originals of this Agreement, the Loan Documents, Account Control Agreement(s), UCC Financing Statements, and all other documents and instruments reasonably required by Lender to effectuate the transactions contemplated hereby or to create

and perfect the Liens of Lender with respect to all Collateral, in all cases in form and substance reasonably acceptable to Lender;

(b) certified copy of resolutions of Borrower's board of directors evidencing approval of (i) the Loans and other transactions evidenced by the Loan Documents; and (ii) the Warrant Agreement and transactions evidenced thereby;

(c) certified copies of the Certificate of Incorporation and the Bylaws, as amended through the Closing Date, of Borrower;

(d) a certificate of good standing for Borrower from its state of incorporation and similar certificates from all other jurisdictions in which it does business and where the failure to be qualified would have a Material Adverse Effect;

(e) the Guaranty Documents;

(f) guaranties and security agreements from each of Borrower's Barbados and Cyprus Subsidiaries;

(g) payment of the Facility Fee and reimbursement of Lender's current expenses reimbursable pursuant to Section 12.15; and

(h) such other documents as Lender may reasonably request.

4.3 On each Advance Date:

(a) Lender shall have received (i) an Advance Request for the relevant Advance as required by Section 2.3, duly executed by Borrower's Chief Executive Officer and Chief Financial Officer, (ii) the duly executed Note evidencing such Advance, and (iii) any other documents Lender may reasonably request.

(b) The representations and warranties set forth in Section 5 and in the Warrant Agreement shall be true and correct in all material respects on and as of the Advance Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date.

(c) Borrower shall be in compliance with all the terms and provisions set forth herein and in each other Loan Document on its part to be observed or performed, and at the time of and immediately after such Advance no Event of Default shall have occurred and be continuing.

(d) Each Advance Request shall be deemed to constitute a representation and warranty by Borrower on the relevant Advance Date as to the matters specified in paragraphs (b) and (c) of this Section 4.4 and in Sections 4.5, 4.6, and 4.7 and, as to the matters set forth in the Advance Request.

4.4 At the Closing Date and each Advance Date, Borrower shall have taken or caused to be taken such actions requested by Lender to grant Lender a first priority (and when the

requisite financing statements are properly filed) perfected Lien in the Collateral, subject only to Permitted Liens. Such actions shall include the delivery to Lender of all appropriate financing statements, assignments, notices, and control agreements, executed by Borrower, as to the Collateral granted by Borrower for all jurisdictions as may be necessary or desirable to perfect or obtain the priority of Lender's Lien in such Collateral.

4.5 As of the Closing Date and each Advance Date, no event that has had or could reasonably be expected to have a Material Adverse Effect has occurred since the delivery by Borrower of the most recent Financial Statements and is continuing.

SECTION 5
REPRESENTATIONS AND WARRANTIES OF BORROWER

Borrower represents, warrants and agrees that:

5.1 Borrower owns all right, title and interest in and to the Collateral, free of all Liens whatsoever, except for Permitted Liens.

5.2 Borrower has the full power and authority to grant and convey to Lender a Lien in the Collateral as security for the Secured Obligations, free of all other Liens other than Permitted Liens, and shall execute such Uniform Commercial Code financing statements, notices, collateral assignments, and Control Agreements, in connection herewith as Lender may reasonably request to perfect and obtain the most senior Lien on the Collateral (subject to Permitted Liens). Except for Permitted Liens, no other Lien has been created by Borrower or is known by Borrower to exist with respect to any Collateral.

5.3 Borrower is a corporation duly organized, legally existing and in good standing under the laws of the State of Delaware, and is duly qualified as a foreign corporation in all jurisdictions in which the nature of its business or location of its properties require such qualifications and where the failure to be qualified could reasonably be expected to have a Material Adverse Effect. Attached as Schedule 1 hereto is a true, correct and complete list of each Subsidiary, and all information set forth on Schedule 1 is true, correct and complete.

5.4 Borrower's execution, delivery and performance of the Note, this Agreement, all financing statements, and all other Loan Documents, and Borrower's execution of any Warrant Agreement then in effect, (i) have been duly authorized by all necessary corporate action of Borrower, and (ii) will not result in the creation or imposition of any Lien upon the Collateral, other than Permitted Liens and the Liens created by this Agreement and the other Loan Documents. The individual or individuals executing the Loan Documents and the Warrant Agreement are duly authorized to do so, and the Loan Documents and the Warrant Agreement constitute legal, valid and binding obligations of Borrower, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization or other similar laws generally affecting the enforcement of the rights of creditors.

5.5 This Agreement and the Loan Documents do not violate any provisions of Borrower's Certificate of Organization, bylaws or any contract, agreement, law, regulation, order, injunction, judgment, decree or writ to which Borrower is subject.

5.6 The execution, delivery and performance of the Loan Documents by Borrower do not require the consent or approval of any other Person, including any regulatory authority or governmental body of the United States or any State thereof or any political subdivision of the United States or any State thereof.

5.7 No event that has had or could reasonably be expected to have a Material Adverse Effect has occurred since the delivery by Borrower of the most recent Financial Statements and is continuing, and Borrower is not aware of any event likely to occur that could reasonably be expected to result in a Material Adverse Effect.

5.8 (a) Except as disclosed in the Schedule, there are no actions, suits or proceedings at law or in equity or by or before any governmental authority now pending or, to the knowledge of Borrower, threatened against or affecting Borrower or Parent or any business, property or rights of Borrower or Parent (i) which involve any Loan Document or (ii) as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) Neither Borrower nor Parent is in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any governmental authority, where such violation or default could reasonably be expected to result in a Material Adverse Effect.

5.9 Except as disclosed in the Schedule, neither Borrower nor Parent is not in default in any manner under any provision of any indenture or other agreement, contract or instrument evidencing indebtedness, or any other material agreement, contract or instrument to which it is a party or by which it or any of its properties or assets are or may be bound and for which such default could reasonably be expected to result in a Material Adverse Effect.

5.10 No written information, report, Advance Request, financial statement, exhibit or schedule furnished, by or on behalf of Borrower or Parent to Lender in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto contained, contains or will contain any material misstatement of fact or omitted, omits or will omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were, are or will be made, not misleading.

5.11 Each of Borrower and Parent has filed and will file all federal, state and local tax returns that it is required to file. Subject to Section 7.10, each of Borrower and Parent has duly paid or fully reserved for all taxes or installments thereof (including any interest or penalties) as and when due, which have or may become due pursuant to such returns. Each of Borrower and Parent has paid or fully reserved for any tax assessment received by it for the three (3) years preceding the Closing Date, if any (other than any taxes being contested in good faith and by appropriate proceedings).

5.12 Exhibit F contains a complete and accurate list of all Borrower and Parent Products. Neither Parent nor Borrower has knowingly misrepresented or knowingly failed to disclose any facts or circumstances in any application for any Intellectual Property that would

constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Intellectual Property. Borrower's and Parent's Intellectual Property constitutes all rights used in or necessary in the operation of or conduct of Borrower's business and Parent's business, respectively, as currently conducted and proposed to be conducted by each, including the design, development, promotion, sale, license, manufacture, import, export, use or distribution of any Borrower or Parent Products. Each of Parent and Borrower has taken all steps that are reasonably required to protect its rights in all Intellectual Property and all similar rights in the intellectual property of others as to which it has an obligation or duty to protect.

5.13 The present name, former names (if any), locations, place of formation, tax identification number, organizational identification number and other information of Borrower and Parent, respectively, are correctly set forth in Exhibit D.

5.14 Borrower is the sole owner of, or has rights to use, its Intellectual Property, and except as set forth on Exhibit E, Parent is the owner of its Intellectual Property jointly with its Subsidiaries Labopharm Europe Limited and Labopharm (Barbados) Limited, in each case except for licenses granted to its customers or strategic partners in the ordinary course of business. To the best of Borrower's knowledge, each of the Copyrights, Trademarks and Patents is valid and enforceable, and no part of the Intellectual Property has been judged invalid or unenforceable, in whole or in part, and no claim has been made to Borrower or Parent in writing that any part of the Intellectual Property violates the rights of any third party except to the extent such claim would not reasonably be expected to cause a Material Adverse Effect. Exhibit E is a true, correct and complete list of each of Patents, Trademarks, Copyrights, and material agreements under which Borrower or Parent, respectively, licenses in Intellectual Property (other than shrink-wrap software licenses and other licenses which if terminated could not reasonably be expected to result in a Material Adverse Effect), together with application or registration numbers, as applicable, owned by Parent, Borrower or any Subsidiary. Borrower is not in material breach of, nor has Borrower failed to perform in any material respect under, any of the foregoing contracts, licenses or agreements and, to Borrower's knowledge, no third party to any such contract, license or agreement is in material breach thereof or has failed to perform in any material respect thereunder.

5.15 Except as set forth on Exhibit J, there is no outstanding or, to the knowledge of Borrower, threatened in writing, dispute or disagreement of which Borrower is aware with respect to any contract, license or agreement between Borrower or Parent, respectively, and any third party related to the Intellectual Property as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.16 Borrower has no knowledge that any third party is infringing, misappropriating, diluting or violating any material Intellectual Property and no such claims have been brought against any third party by Borrower or Parent, respectively.

5.17 Exhibit G is a true, correct and complete list of (a) all banks and other financial institutions at which Borrower, Parent or any Subsidiary maintains Deposit Accounts and (b) all institutions at which Borrower, Parent or any Subsidiary maintains an account holding

Investment Property, and such exhibit correctly identifies the name, address and telephone number of each bank or other institution, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

5.18 Neither Parent nor Borrower has any outstanding loans to any of its respective employees, officers or directors (other than advances or reimbursement of travel expenses or similar expenses in the ordinary course), nor has Parent or Borrower guaranteed the payment of any loan made to any such employee, officer or director by a third party.

SECTION 6
INSURANCE; INDEMNIFICATION

6.1 So long as there are any Secured Obligations outstanding, Borrower shall cause to be carried and maintained commercial general liability insurance, on an occurrence form, against risks customarily insured against in Borrower's line of business. Such risks shall include the risks of bodily injury, including death, property damage, personal injury, advertising injury, and contractual liability. Borrower must maintain a minimum of Two Million Dollars ($2,000,000.00) of commercial general liability insurance (as primary and/or excess insurance) for each occurrence. So long as there are any Secured Obligations outstanding, to the extent it is available on commercially reasonable terms, Borrower shall also cause to be carried and maintained insurance upon the Collateral, insuring against all risks of physical loss or damage, including the perils of fire and windstorm, in an amount not less than the full replacement cost of the Collateral.

6.2 Borrower shall deliver to Lender upon its request certificates of insurance, which evidence Borrower's compliance with its insurance obligations in Section 6.1 and the obligations contained in this Section 6.2. Borrower's insurance certificate shall state Lender is an additional insured for commercial general liability, and a loss payee for risk property damage insurance. Attached to the certificates of insurance will be additional insured endorsements for liability and lender's loss payable endorsements for all risk property damage insurance. Unless an Event of Default shall have occurred and be continuing, all insurance proceeds shall be paid or turned over to Borrower.

6.3 The certificates of insurance will state that the coverage evidenced is primary and non-contributory to any insurance or self-insurance of Lender, and will further state that a waiver of subrogation in favor of Lender has been agreed to. Borrower will provide for a minimum of thirty (30) days advance written notice to Lender of cancellation. Any failure of Lender to scrutinize such insurance certificates for compliance is not a waiver of any of Lender's rights, all of which are reserved.

6.4 Borrower shall and does hereby indemnify and hold Lender, its officers, directors, employees, agents, attorneys, representatives and shareholders harmless from and against any and all claims, costs, expenses, damages and liabilities (including such claims, costs, expenses, damages and liabilities based on liability in tort, including strict liability in tort), including reasonable attorneys' fees and disbursements and other costs of investigation or defense (including those incurred upon any appeal), that may be instituted or asserted against or incurred by Lender or any such Person as the result of credit having been extended, suspended or

terminated under this Agreement and the other Loan Documents or the administration of such credit, or in connection with or arising out of the transactions contemplated hereunder and thereunder, or any actions or failures to act in connection therewith, or arising out of the disposition or utilization of the Collateral, excluding in all cases claims resulting solely from Lender's gross negligence, willful misconduct or breach of its obligations under the Loan Documents or the Warrant Agreement.

SECTION 7
COVENANTS OF BORROWER

Borrower covenants and agrees as follows at all times while any of the Secured Obligations remain outstanding:

7.1 Borrower or Parent shall furnish to Lender the Compliance Certificate monthly (in the form attached as Exhibit H) together with the financial statements listed hereinafter, each prepared in accordance with GAAP (except for the absence of footnotes and subject to normal year-end adjustments) (the "Financial Statements"):

(a) as soon as practicable (and in any event within thirty (30) days) after the end of each month, unaudited interim financial statements of Parent as of the end of such month (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and related statements of income and cash flows accompanied by a report detailing any material contingencies (including the commencement of any material litigation by or against Borrower) or any other occurrence that could reasonably be expected to have a Material Adverse Effect, all certified by the Chief Executive Officer or Chief Financial Officer of Borrower or Parent to the effect that such financial statements present fairly in all material respects the financial condition and results of operations of Parent as of the date thereof;

(b) as soon as practicable (and in any event within forty five (45) days) after the end of each calendar quarter, unaudited interim financial statements of Parent as of the end of such calendar quarter (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and related statements of income and cash flows accompanied by a report detailing any material contingencies (including the commencement of any material litigation by or against Borrower) or any other occurrence that could reasonably be expected to have a Material Adverse Effect, all certified by the Chief Executive Officer or Chief Financial Officer of Borrower or Parent to the effect that such financial statements present fairly in all material respects the financial condition and results of operations of Parent as of the date thereof;

(c) as soon as practicable (and in any event within ninety (90) days) after the end of each fiscal year, (i) unqualified audited financial statements of Parent as of the end of such year (prepared on a consolidated basis, if applicable), including balance sheet and related statements of income and cash flows, and setting forth in comparative form the corresponding figures for the preceding fiscal year, certified by a firm of chartered accountants selected by Parent and reasonably acceptable to Lender, accompanied by any management report from such accountants (ii) budgets, operating plans and other financial information with respect to the current fiscal year reasonably requested by Lender;

(d) promptly after the sending or filing thereof, as the case may be, copies of any proxy statements, financial statements, materials or reports that Parent has made available to its common shareholders and copies of any regular, periodic and special reports or registration statements that Parent files with the Toronto Stock Exchange or any governmental authority that ~~may be substituted therefor, or any national securities exchange; and~~

(e) promptly, any additional financial information (including tax returns and names of principal creditors), reasonably requested by Lender.

The executed Compliance Certificate may be sent via e-mail to pshah@herculestech.com or via facsimile to Lender at (650) 473-9194. All Financial Statements required to be delivered pursuant to clauses (a), (b) and (c) shall be sent via e-mail to pshah@herculestech.com; provided, that if e-mail is not available or sending such Financial Statements via e-mail is not possible, they shall be sent via facsimile to Lender at: (650) 473-9194, attention Chief Credit Officer, referenced Labopharm USA, Inc.

7.2 Borrower shall permit any representative Lender authorizes, including its attorneys and accountants, to inspect, examine and make copies and abstracts of the books of account and records of Borrower at reasonable times and upon reasonable prior notice during normal business hours and subject to reasonable confidentiality and security provisions. In addition, any such representative shall have the right to meet with management and officers of Borrower to discuss such books of account and records. In addition, Lender shall be entitled at reasonable times and intervals to consult with and advise the management and officers of Borrower concerning significant business issues affecting Borrower. Such consultations shall not unreasonably interfere with Borrower's business operations. The parties intend that the rights granted Lender shall constitute "management rights" within the meaning of 29 C.F.R Section 2510.3-101(d)(3)(ii), but that any advice, recommendations or participation by Lender with respect to any business issues shall not be deemed to give Lender, nor be deemed an exercise by Lender of, control over Borrower's management or policies.

7.3 Borrower shall from time to time execute, deliver and file, alone or with Lender, any financing statements, security agreements, collateral assignments, notices, control agreements, or other documents to perfect or give the highest priority (subject to Permitted Liens) to Lender's Lien on the Collateral. Borrower shall from time to time procure any instruments or documents as may be requested by Lender, and take all further action that may be necessary or desirable, or that Lender may reasonably request, to carry out more effectively the provisions and purposes of the Loan Documents or to confirm, perfect, preserve and protect the Liens granted hereby and thereby. In addition, and for such purposes only, Borrower hereby authorizes Lender to execute and deliver on behalf of Borrower and to file such financing statements, collateral assignments, notices, control agreements, security agreements and other documents without the signature of Borrower either in Lender's name or in the name of Lender as agent and attorney-in-fact for Borrower. The parties agree that a carbon, facsimile, photographic or other reproduction of this Agreement shall be sufficient as a financing statement and may be filed in any appropriate office in lieu thereof.

7.4 Borrower shall protect and defend Borrower's title to the Collateral and Lender's Lien thereon against all Persons claiming any interest adverse to Borrower or Lender. Borrower shall at all times keep the Collateral and all other property and assets used in Borrower's

business or in which Borrower now or hereafter holds any interest free and clear from any legal process or Liens whatsoever (except for Permitted Liens), and shall give Lender prompt written notice of any legal process materially adversely affecting the Collateral, such other property and assets, or any Liens thereon.

7.5 Without Lender's prior written consent, Borrower shall not (a) enter into any loan agreement or otherwise borrow money which involves the grant of a security interest in any of the Borrower's assets (including but not limited to hereinafter acquired assets and/or Intellectual Property) except to the extent that such loan or borrowing is (i) secured by a Permitted Lien or (ii) subject to and subordinate to Lender's Lien on the Collateral and such lender enters into a subordination agreement, for the benefit of Lender, in a form acceptable to Lender; (b)grant any material extension of the time of payment of any of the material Receivables or General Intangibles, (c) to any material extent, compromise, compound or settle the same for less than the full amount thereof, (d) release, wholly or partly, any Person liable for the payment thereof, (e) agree with any person or entity other than Lender or Persons granted Permitted Liens not to grant a security interest in any of its assets, or (f) allow any material credit or discount whatsoever thereon other than trade discounts granted by Borrower in the ordinary course of business of Borrower.

7.6 Borrower shall maintain and protect its properties, assets and facilities, including its Equipment and Fixtures, in good order and working repair and condition (taking into consideration ordinary wear and tear and obsolescence) and from time to time make or cause to be made all necessary and proper repairs, renewals and replacements thereto and shall care for its property in accordance with prudent industry practices.

7.7 Borrower shall not enter into or be a party to any Merger without the prior written consent of Lender. So long as no Event of Default has occurred and is continuing, Lender agrees not to unreasonably withhold its consent to any Merger to the extent the same does not, in Lender's reasonable discretion, adversely affect Lender's interests under the Loan Documents or increase the risk of non-payment or late payment of the Secured Obligations. Lender may, at its sole option, require, as a condition of any such consent, that (a) the assets acquired in such Merger (i) be provided as Collateral (including assets of any subsidiary of Borrower) and (ii) be free and clear of Liens (other than Permitted Liens), (b) any party to the Merger, or parent, subsidiary or affiliate of Borrower guarantee the Secured Obligations, or (c) documents be delivered, including certificates, lien search results, financing statements and opinions, or other actions be taken so as to give Lender reasonable confidence in the ability of Borrower to satisfy the Secured Obligations on a timely basis.

7.8 Borrower, for itself and on behalf of its Subsidiaries, agrees that, without the prior written consent of Lender, it shall not, nor shall it allow any Subsidiary to, (a) repurchase or redeem any class of stock other than pursuant to employee, director or consultant repurchase plans, stock option plans or agreements, restricted stock agreements or other similar agreements, or (b) other than set forth in subsection 7.8(a) above, declare or pay any cash dividend or make a cash distribution on any class of stock, or (c) transfer, sell, lease, lend or in any other manner convey any equitable, beneficial or legal interest in any material portion of their assets (except (i) Inventory sold in the normal course of business, (ii) licenses and similar arrangements for the use

of property, including Intellectual Property, in the ordinary course of business, or (iii) worn-out, obsolete or surplus Equipment, or (d) engage in short sales of Borrower's capital stock.

7.9 Upon the reasonable request of Lender, Borrower, for itself and on behalf of its Subsidiaries, agrees that during normal business hours, upon reasonable prior notice and subject to reasonable confidentiality and security provisions, Borrower shall make the Inventory, Equipment, other Collateral, and books and records concerning Collateral (including software used in Borrower or Subsidiary's business) available to Lender for inspection at the place where it is normally located and shall make all logs and maintenance records pertaining to the Inventory and Equipment available to Lender for inspection. Borrower, for itself and on behalf of its Subsidiaries, shall take all action necessary to maintain such books, records, logs, and maintenance records in a correct and complete fashion.

7.10 Borrower and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against Borrower, Lender or the Collateral or upon Borrower's ownership, possession, use, operation or disposition thereof or upon Borrower's rents, receipts or earnings arising therefrom. Borrower shall file on or before the due date therefor all personal property tax returns in respect of the Collateral. Notwithstanding the foregoing, Borrower may contest, in good faith and by appropriate proceedings, taxes for which Borrower maintains adequate reserves therefor in accordance with GAAP.

7.11 Neither Borrower nor any Subsidiary shall relocate its chief executive office or its principal place of business unless: (i) it has provided prior written notice to Lender; and (ii) such relocation shall be within the continental United States. Neither Borrower nor any Subsidiary shall relocate any item of the Collateral (other than (i) sales of Inventory in the ordinary course of business, (ii) relocations of equipment having an aggregate value of up to $500,000 in any fiscal year or (iii) relocations of any items of Collateral to any location in which Lender's security interest in the Collateral remains perfected and retains its priority against claims of other creditors or other persons or entities) unless (i) it has provided prior written notice to Lender; and (ii) such relocation shall be to a jurisdiction in which Lender's security interest in the Collateral will be perfected and retains its priority against claims of other creditors or other persons or entities.

7.12 Neither Borrower nor any Subsidiary shall change its corporate name, legal form or jurisdiction of formation without twenty (20) days' prior written notice to Lender.

7.13 Borrower shall arrange for automatic debit and corresponding payment to Lender on each Payment Date of all principal and interest payable to Lender under each Note or Advance. All payments to Lender shall be wired to Lender's bank account at the following address:

Hercules Technology Growth Capital, Inc.

C/O Union Bank of California

400 California Street, 2nd Floor

San Francisco, CA 94104

Acct.# 4720023798

ABA# 122000496

7.14 Neither Borrower nor any Subsidiary shall maintain any Deposit Accounts (other than payroll, trust or escrow accounts) or accounts holding Investment Property except with respect to which Lender has a perfected security interest in each such account.

7.15 Without Lender's prior written consent, Borrower shall not allow any Subsidiary to enter into any loan agreement or otherwise borrow money which involves the grant of a security interest in any of Subsidiary's assets (including but not limited to hereinafter acquired assets and/or Intellectual Property) unless (i) for such transactions secured by Permitted Liens, (ii) for such transactions involving not more than $500,000, or (iii) for purchase money liens on Equipment which has been acquired or held by such Subsidiary and such Liens are incurred for financing the acquisition of the Equipment, if, (y) the Liens are confined to the Equipment and proceeds of the Equipment, and (z) the aggregated amount of purchase money liens does not exceed $500,000. Borrower shall cause its Subsidiaries to protect and defend such Subsidiary's title to its assets from and against all Persons claiming any interest adverse to such Subsidiary, and Borrower shall cause its Subsidiaries at all times to keep the such Subsidiary's property and assets free and clear from any legal process or Liens whatsoever (except for Permitted Liens), and shall give Lender immediate written notice of any legal process affecting such Subsidiary's assets.

SECTION 8
LOANS TO EMPLOYEES, OFFICERS, DIRECTORS

8.1 Borrower shall not loan money to any employee, officer or director (other than advances or reimbursement of travel expenses or similar expenses in the ordinary course) or guarantee the payment of any such loan granted by a third party during the period in which any amount under any Loan is outstanding.

SECTION 9
EVENTS OF DEFAULT

The occurrence of any one or more of the following events (herein called "Events of Default") shall constitute a breach and default under this Loan Agreement, the Note, and the other Loan Documents:

9.1 Borrower defaults in the payment of any principal, interest or other Secured Obligation involving the payment of money under this Agreement, the Note or any of the other Loan Documents, and such default continues for more than three (3) days after the due date thereof; or

9.2 Borrower or Parent breaches or defaults in the performance of any covenant or Secured Obligation under this Agreement, the Note, or any of the other Loan Documents, and (a) with respect to a default under any covenant under this Agreement (other than under Sections 6, 7.6, 7.8, 7.9, 7.13 or Section 7.15) such default continues for more than ten (10) business days after the earlier of the date on which (i) Lender has given notice of such default to Borrower, and (ii) Borrower has actual knowledge of such default or (b) with respect to a default under Sections 6, 7.6, 7.8, 7.9, 7.13 or Section 7.15 of this Agreement, upon the earlier of the date on which (i) Lender has given notice of such default to Borrower and (ii) Borrower has actual knowledge of such default; or

9.3 Any representation or warranty made by Borrower or Parent in any Loan Document or in the Warrant Agreement shall have been false or misleading in any material respect when made, or a Material Adverse Effect has occurred since the delivery by Borrower of the most recent Financial Statements; or

9.4 Borrower or Parent (a) shall make an assignment for the benefit of creditors; or (b) shall admit in writing its inability to pay its debts as they become due, or its inability to pay or perform under the Loan Documents or the Excluded Agreements; or (c) shall file a voluntary petition in bankruptcy; or (d) shall file any petition, answer, or document seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation pertinent to such circumstances; or (e) shall seek or consent to or acquiesce in the appointment of any trustee, receiver, or liquidator of Borrower or Parent or of all or any substantial part (i.e., 33-1/3% or more) of the assets or property of Borrower or Parent; or (f) shall cease operations of its business as its business has normally been conducted, or terminate substantially all of its employees; or (g) Borrower or Parent or their respective directors or majority shareholders shall take any action initiating any of the foregoing actions described in clauses (a) through (f); or

9.5 Either (a) sixty (60) days shall have expired after the commencement of an involuntary action against Borrower or Parent seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, without such action being dismissed or all orders or proceedings thereunder affecting the operations or the business of Borrower or Parent being stayed; or (b) a stay of any such order or proceedings shall thereafter be set aside and the action setting it aside shall not be timely appealed; or (c) Borrower or Parent shall file any answer admitting or not contesting the material allegations of a petition filed against Borrower or Parent in any such proceedings; or (d) the court in which such proceedings are pending shall enter a decree or order granting the relief sought in any such proceedings; or

9.6 Thirty (30) days shall have expired after the appointment, without the consent or acquiescence of Borrower or Parent, of any trustee, receiver or liquidator of Borrower or Parent

or of all or any substantial part of the properties of Borrower or Parent without such appointment being vacated; or

9.7 The occurrence of any default under any of the Guaranty Documents or Excluded Agreement, or under any warrant agreement, any note or agreement for borrowed money, or any other agreement between Borrower and Lender (other than any default embodied in or covered by any other clause of this Section 10) and such default continues for more than fifteen (15) days after the earlier of (a) Lender has given notice of such default to Borrower, or (b) Borrower has actual knowledge of such default; or

9.8 Either (a) the occurrence of any default (other than any default embodied in or covered by any other clause of this Section 10), under any lease, loan, or other agreement or obligation of Borrower involving any obligation which aggregates more than $500,000.00, or which default could reasonably be expected to have a Material Adverse Effect, or (b) the entry of any judgment or arbitration award against Borrower or Parent involving an award in excess of $500,000.00 or that could reasonably be expected to have a Material Adverse Effect.

SECTION 10
REMEDIES

10.1 Upon the occurrence and during the continuance of any one or more Events of Default, (i) Lender shall have the right to terminate its commitment to make any Advances, (ii) Lender may, at its option, accelerate and demand payment of all or any part of the Secured Obligations and declare them to be immediately due and payable (provided, that upon the occurrence of an Event of Default of the type described in Sections 10.4 or 10.5, the Note and all of the Secured Obligations shall automatically be accelerated and made due and payable, in each case without any further notice or act), and (iii) Lender may notify any of Borrower's account debtor's to make payment directly to Lender, compromise the amount of any such account on Borrower's behalf and endorse Lender's name without recourse on any such payment for deposit directly to Lender's account. In addition, if the Event of Default is of the type described in Sections 10.4, 10.5 or 10.6, the amount of principal due and owing to Lender shall be 108% of the principal outstanding as of the time of such default. Upon the occurrence and during the continuance of an Event of Default, the unpaid principal of and accrued interest on the Note and Advances and all outstanding Secured Obligations, including all professional fees and expenses, shall thereafter bear interest at the Default Rate. Lender may exercise all rights and remedies with respect to the Collateral under the Loan Documents or otherwise available to it under the UCC and other applicable law, including the right to release, hold, sell, lease, liquidate, collect, realize upon, or otherwise dispose of all or any part of the Collateral and the right to occupy, utilize, process and commingle the Collateral. All Lender's rights and remedies shall be cumulative and not exclusive.

10.2 Upon the occurrence and during the continuance of any Event of Default, Lender may, at any time or from time to time and in accordance with applicable law, apply, collect, liquidate, sell in one or more sales, lease or otherwise dispose of, any or all of the Collateral, in its then condition or following any commercially reasonable preparation or processing, in such order as Lender may elect. Any such sale may be made either at public or private sale at its place of business or elsewhere. Borrower agrees that any such public or private sale may occur

upon ten (10) calendar days' prior written notice to Borrower. Lender may require Borrower to assemble the Collateral and make it available to Lender at a place designated by Lender that is reasonably convenient to Lender and Borrower. The proceeds of any sale, disposition or other realization upon all or any part of the Collateral shall be applied by Lender in the following order of priorities:

First, to Lender in an amount sufficient to pay in full Lender's costs and professionals' and advisors' fees and expenses as described in Section 12.15;

Second, to Lender in an amount equal to the then unpaid amount of the Secured Obligations (including principal, interest, and the Default Rate interest), in such order and priority as Lender may choose in its sole discretion; and

Finally, after the full, final, and indefeasible payment in Cash of all of the Secured Obligations, to any creditor holding a junior Lien on the Collateral, or to Borrower or its representatives or as a court of competent jurisdiction may direct.

Lender shall be deemed to have acted reasonably in the custody, preservation and disposition of any of the Collateral if it complies with the obligations of a secured party under the UCC.

10.3 Lender shall be under no obligation to marshal any of the Collateral for the benefit of Borrower or any other Person, and Borrower expressly waives all rights, if any, to require Lender to marshal any Collateral.

SECTION 11
MISCELLANEOUS

11.1 Continuation of Security Interest. This is a continuing Agreement and the grant of a Lien hereunder shall remain in full force and effect and all of the rights, powers and remedies of Lender hereunder shall continue to exist until the Secured Obligations (other than inchoate indemnity obligations) are fully, finally, and indefeasibly paid in Cash and until Lender has executed a written termination statement. Lender shall execute a termination statement within a reasonable time after the full, final, and indefeasible payment in Cash of the Secured Obligations hereunder, reconveying to Borrower, without recourse, the Collateral and all rights conveyed hereby and returning possession of the Collateral to Borrower. The rights, powers and remedies of Lender hereunder shall be in addition to all rights, powers and remedies given by statute or rule of law and are cumulative. The exercise of any one or more of the rights, powers and remedies provided herein shall not be construed as a waiver of or election of remedies with respect to any other rights, powers and remedies of Lender.

11.2 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective only to the extent and duration of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.3 Notice. Except as otherwise provided herein, any notice, demand, request, consent, approval, declaration, service of process or other communication (including the delivery

of Financial Statements) that is required, contemplated, or permitted under the Loan Documents or with respect to the subject matter hereof shall be in writing, and shall be deemed to have been validly served, given, delivered, and received upon the earlier of: (i) the first business day after transmission by facsimile or hand delivery or deposit with an overnight express service or overnight mail delivery service; or (ii) the third calendar day after deposit in the United States mails, with proper first class postage prepaid (provided, that any Advance Request shall not be deemed received until Lender's actual receipt thereof), and shall be addressed to the party to be notified as follows:

(a) If to Lender:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.
Legal Department
Attention: Chief Legal Officer
525 University Avenue
Suite 700
Palo Alto, CA 94301
Facsimile: 650-473-9194
Telephone: 650-289-3060

With a copy to:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.
Attention: Parag Shah
2 Oliver Street
Suite 611
Boston, MA 02110
Facsimile: 617-261-6551
Telephone: 617-261-6552

(b) If to Borrower:

LABOPHARM USA, INC.
c/o Goodwin Procter LLP
Attention: Lawrence S. Wittenberg
53 State Street
Boston, MA 02109
Facsimile: 617-523-1231
Telephone: 617-570-1035

With a copy to:

LABOPHARM USA INC.
Attention: Warren Whitehead, Chief Financial Officer
480 Armand-Frappier Blvd.
Laval, Quebec H7V 4B4
Facsimile: 450-686-9141
Telephone: 450-680-2423

GOODWIN PROCTER LLP
Attention: Mark D. Smith
53 State Street
Boston, MA 02109
~~Facsimile: 617-523-1231~~
Telephone: 617-570-1750

or to such other address as each party may designate for itself by like notice. Failure to provide a copy of any notice to any person other than Borrower or Lender shall not invalidate a notice otherwise given to Borrower or Lender in accordance with this Agreement.

11.4 Entire Agreement; Amendments. This Agreement, the Note, and the other Loan Documents constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof, and supersede and replace in their entirety any prior proposals, term sheets, letters, negotiations or other documents or agreements, whether written or oral, with respect to the subject matter hereof or thereof (including Lender's proposal letter dated May 12, 2005). None of the terms of this Agreement, the Note or any of the other Loan Documents may be amended except by an instrument executed by each of the parties hereto.

11.5 Headings. The various headings in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provisions hereof.

11.6 Advice of Counsel. Each of the parties represents to each other party hereto that it has discussed (or had an opportunity to discuss) with its counsel this Agreement and, specifically, the provisions of Sections 12.12, 12.13 and 12.14.

11.7 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

11.8 No Waiver. The powers conferred upon Lender by this Agreement are solely to protect its rights hereunder and under the other Loan Documents and its interest in the Collateral and shall not impose any duty upon Lender to exercise any such powers. No omission or delay by Lender at any time to enforce any right or remedy reserved to it, or to require performance of any of the terms, covenants or provisions hereof by Borrower at any time designated, shall be a waiver of any such right or remedy to which Lender is entitled, nor shall it in any way affect the right of Lender to enforce such provisions thereafter.

11.9 Survival. All agreements, representations and warranties contained in this Agreement, the Note and the other Loan Documents or in any document delivered pursuant hereto or thereto shall be for the benefit of Lender and shall survive the execution and delivery of this Agreement and the expiration or other termination of this Agreement.

11.10 Successors and Assigns. The provisions of this Agreement and the other Loan Documents shall inure to the benefit of and be binding on Borrower and its permitted assigns (if any). Borrower shall not assign its obligations under this Agreement, the Note or any of the other Loan Documents without Lender's express prior written consent, and any such attempted assignment shall be void and of no effect. Lender may assign, transfer, or endorse its rights hereunder and under the other Loan Documents as set forth in Section 7.12 without prior notice to Borrower, and all of such rights shall inure to the benefit of Lender's successors and assigns.

11.11 Tax Indemnification. Borrower agrees to pay, and to save Lender harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all excise, sales or other similar taxes (excluding taxes imposed on or measured by the net income of Lender) that may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Agreement.

11.12 Governing Law. This Agreement, the Note and the other Loan Documents shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

11.13 Consent to Jurisdiction and Venue. All judicial proceedings arising in or under or related to this Agreement, the Note or any of the other Loan Documents may be brought in any state or federal court of competent jurisdiction located in the State of California. By execution and delivery of this Agreement, each party hereto generally and unconditionally: (a) consents to personal jurisdiction in Santa Clara County, State of California; (b) waives any objection as to jurisdiction or venue in Santa Clara County, State of California; (c) agrees not to assert any defense based on lack of jurisdiction or venue in the aforesaid courts; and (d) irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement, the Note or the other Loan Documents. Service of process on any party hereto in any action arising out of or relating to this Agreement shall be effective if given in accordance with the requirements for notice set forth in Section 12.3, and shall be deemed effective and received as set forth in Section 12.3. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of either party to bring proceedings in the courts of any other jurisdiction.

11.14 Mutual Waiver of Jury Trial. Because disputes arising in connection with complex financial transactions are most quickly and economically resolved by an experienced and expert person and the parties wish applicable state and federal laws to apply (rather than arbitration rules), the parties desire that their disputes be resolved by a judge applying such applicable laws. EACH OF BORROWER AND LENDER SPECIFICALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, CROSS-CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR ANY OTHER CLAIM (COLLECTIVELY, "CLAIMS") ASSERTED BY BORROWER AGAINST LENDER OR ITS ASSIGNEE OR BY LENDER OR ITS ASSIGNEE AGAINST BORROWER. This waiver extends to all such Claims, including Claims that involve Persons other than Borrower and Lender; Claims that arise out of or are in any way connected to the relationship between Borrower and Lender; and any Claims for damages, breach of contract, specific performance, or any equitable or legal relief of any kind, arising out of this Agreement, any other Loan Document

or any of the Excluded Agreements. If this jury waiver is for any reason unenforceable, the parties agree that any disputes be resolved by binding arbitration conducted in accordance with the commercial arbitration rules of the American Arbitration Association, to be conducted in Palo Alto, California.

11.15 Professional Fees. Borrower promises to pay Lender's reasonable fees and expenses necessary to finalize the loan documentation, including but not limited to reasonable and documented attorneys fees, UCC searches, filing costs, and other miscellaneous expenses. In addition, Borrower promises to pay any and all reasonable and documented attorneys' and other professionals' fees and expenses incurred by Lender after the Closing Date in connection with or related to: (a) the Loan; (b) the administration, collection, or enforcement of the Loan; (c) the amendment or modification of the Loan Documents; (d) any waiver, consent, release, or termination under the Loan Documents; (e) the protection, preservation, sale, lease, liquidation, or disposition of Collateral or the exercise of remedies with respect to the Collateral; (f) any legal, litigation, administrative, arbitration, or out of court proceeding in connection with or related to Borrower or the Collateral, and any appeal or review thereof; and (g) any bankruptcy, restructuring, reorganization, assignment for the benefit of creditors, workout, foreclosure, or other action related to Borrower, the Collateral, the Loan Documents, or the Excluded Agreements, including representing Lender in any adversary proceeding or contested matter commenced or continued by or on behalf of Borrower's estate, and any appeal or review thereof. Lender's professional fees and expenses shall include fees or expenses for Lender's attorneys, accountants, auctioneers, liquidators, appraisers, investment advisors, environmental and management consultants, or experts engaged by Lender in connection with the foregoing. Borrower's promise to pay all of Lender's reasonable and documented professional fees and expenses is part of the Secured Obligations under this Agreement. For the purposes of this Section 12.15, attorneys' fees shall include fees incurred in connection with the following: (i) contempt proceedings; (ii) discovery; (iii) any motion, proceeding or other activity of any kind in connection with an insolvency proceeding; (iv) garnishment, levy, and debtor and third party examinations; and (v) post-judgment motions and proceedings of any kind, including without limitation any activity taken to collect or enforce any judgment. All of the foregoing costs and expenses not paid on or before the Closing Date shall be payable with 30 days of written demand by Lender, and if not paid within thirty (30) days of presentation of invoices shall bear interest at the highest applicable Default Rate. Borrower agrees that Lender's written demand need not consist of more detail than a separate line item for each general category of expense and corresponding amount, such as legal fees and costs $100.00, filing fees $100.00, or courier services $100.00, etc.

11.16 Confidentiality. Lender acknowledges that certain items of Collateral, including, but not limited to trade secrets, source codes, customer lists and certain other items of Intellectual Property, and any Financial Statements or other financial information, books or records of Borrower or Parent provided pursuant hereto, if and to the extent such information is marked as confidential by Borrower at the time of disclosure, shall constitute proprietary and confidential information of Borrower (the "Confidential Information"). Accordingly, Lender agrees that any Confidential Information it may obtain in the course of acquiring, administering, or perfecting Lender's security interest in the Collateral shall be received in the strictest confidence and shall not be disclosed to any other person or entity in any manner whatsoever, in whole or in part, without the prior written consent of Borrower, except that Lender may disclose

any such information: (a) to its own directors, officers, employees, accountants, counsel and other professional advisors and to its affiliates if Lender in its sole discretion determines that any such party should have access to such information and, provided that such recipient of such Confidential Information either (i) agrees to be bound by the confidentiality provisions of this paragraph 12.16 or (ii) is otherwise subject to confidentiality restrictions that reasonably protect against the disclosure of Confidential Information; (b) if such information is generally available to the public; (c) if required or appropriate in any report, statement or testimony submitted to any governmental authority having or claiming to have jurisdiction over Lender; (d) if required or appropriate in response to any summons or subpoena or in connection with any litigation, to the extent permitted or deemed advisable by Lender's counsel; (e) to comply with any legal requirement or law applicable to Lender; (f) to the extent reasonably necessary in connection with the exercise of any right or remedy under any Loan Document, including Lender's sale, lease, or other disposition of Collateral after default, which Collateral constitutes or is reasonably related to Confidential Information; (g) to any participant or assignee of Lender or any prospective participant or assignee; provided, that such participant or assignee or prospective participant or assignee agrees in writing to be bound by this Section prior to disclosure; or (h) otherwise with the prior consent of Borrower; provided, that any disclosure made in violation of this Agreement shall not affect the obligations of Borrower or any of its affiliates or any guarantor under this Agreement or the other Loan Documents.

11.17 Assignment of Rights. Borrower acknowledges and understands that Lender may sell and assign all or part of its interest hereunder and under the Note(s) and Loan Documents to any person or entity (an "Assignee"); provided that so long as no Event of Default has occurred and is continuing, Lender and any Assignee will provide Borrower at least thirty (30) days prior notice of any proposed sale or assignment of its interest hereunder and under the Note(s) and Loan Documents to any non-United States person or entity. After such assignment the term "Lender" as used in the Loan Documents shall mean and include such Assignee, and such Assignee shall be vested with all rights, powers and remedies of Lender hereunder with respect to the interest so assigned; but with respect to any such interest not so transferred, Lender shall retain all rights, powers and remedies hereby given. No such assignment by Lender shall relieve Borrower of any of its obligations hereunder. Lender agrees that in the event of any transfer by it of the Note(s), it will endorse thereon a notation as to the portion of the principal of the Note(s), which shall have been paid at the time of such transfer and as to the date to which interest shall have been last paid thereon.

11.18 Revival of Secured Obligations. This Agreement and the Loan Documents shall remain in full force and effect and continue to be effective if any petition is filed by or against Borrower for liquidation or reorganization, if Borrower becomes insolvent or makes an assignment for the benefit of creditors, if a receiver or trustee is appointed for all or any significant part of Borrower's assets, or if any payment or transfer of Collateral is recovered from Lender. The Loan Documents and the Secured Obligations and Collateral security shall continue to be effective, or shall be revived or reinstated, as the case may be, if at any time payment and performance of the Secured Obligations or any transfer of Collateral to Lender, or any part thereof is rescinded, avoided or avoidable, reduced in amount, or must otherwise be restored or returned by, or is recovered from, Lender or by any obligee of the Secured Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment, performance, or transfer of Collateral had not been made. In the event

that any payment, or any part thereof, is rescinded, reduced, avoided, avoidable, restored, returned, or recovered, the Loan Documents and the Secured Obligations shall be deemed, without any further action or documentation, to have been revived and reinstated except to the extent of the full, final, and indefeasible payment to Lender in Cash.

11.19 Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts, and by different parties hereto in separate counterparts, each of which when so delivered shall be deemed an original, but all of which counterparts shall constitute but one and the same instrument.

11.20 No Third Party Beneficiaries. No provisions of the Loan Documents are intended, nor will be interpreted, to provide or create any third-party beneficiary rights or any other rights of any kind in any person other than Lender and Borrower unless specifically provided otherwise herein, and, except as otherwise so provided, all provisions of the Loan Documents will be personal and solely between the Lender and the Borrower.

11.21 Specific Performance. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to Lender by reason of Borrower's failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable by Lender. If Lender institutes any action or proceeding to specifically enforce the provisions hereof, any Person against whom such action or proceeding is brought hereby waives the claim or defense therein that Lender has an adequate remedy at law, and such Person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists

11.22 Marketing Materials. Borrower authorizes Lender to use Borrower's name and logo, and include a brief description of the relationship between Borrower and Lender, in Lender's marketing materials. Lender will provide a copy of such materials to Borrower

(SIGNATURES TO FOLLOW)

IN WITNESS WHEREOF, Borrower and Lender have duly executed and delivered this Senior Loan and Security Agreement as of the day and year first above written.

BORROWER: **LABOPHARM USA, INC.**

Signature: [signature]

Print Name: [handwritten]

Title: President

Accepted in Palo Alto, California:

LENDER: **HERCULES TECHNOLOGY GROWTH CAPITAL, INC.**

Signature:____________________

Print Name:____________________

Title:____________________

IN WITNESS WHEREOF, Borrower and Lender have duly executed and delivered this Senior Loan and Security Agreement as of the day and year first above written.

BORROWER:

LABOPHARM USA, INC.

Signature: _[signature]_

Print Name: _[handwritten]_

Title: _[handwritten]_

Accepted in Palo Alto, California:

LENDER:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

Signature: _[signature]_

Print Name: Scott Harvey

Title: Chief Legal Affairs

TABLE OF EXHIBITS AND SCHEDULES

In connection with the execution by Labopharm USA, Inc. (the "Borrower") of that certain Senior Loan and Security Agreement dated as of June 28, 2005 (the "Loan Agreement") by and between Borrower and Hercules Technology Growth Capital, Inc., attached are the Borrower's disclosure schedules.

Unless otherwise defined herein, all capitalized terms used herein shall have the meaning assigned to them in the Loan Agreement. Any headings contained herein are for convenience only and shall be given no substantive or interpretive effect whatsoever.

These disclosure schedules are qualified in their entirety by reference to specific provisions of the Loan Agreement and do not constitute, and shall not be construed as constituting, representations or warranties of Borrower except as and to the extent provided for in the Loan Agreement. Inclusion of information herein as to matters in the ordinary course of Borrower's business does not mean that other such information is also included.

EXHIBIT A

ADVANCE REQUEST

To: Lender: Date:____________________

Hercules Technology Growth Capital, Inc.
525 University Avenue
Suite 700
Palo Alto, CA 94301
Attention: ____________________
(650) 473-9194 facsimile

Labopharm USA, Inc. ("Borrower") hereby requests from Hercules Technology Growth Capital, Inc. ("Lender") an Advance in the amount of ____________________________ Dollars ($______________.00) on _____________, _____ (the "Advance Date") pursuant to the Senior Loan and Security Agreement between Borrower and Lender (the "Agreement"). Capitalized words and other terms used but not otherwise defined herein are used with the same meanings as defined in the Agreement.

Please:

(a) Issue a check payable to Borrower ________________________

or

(b) Wire Funds to Borrower's account ________________________

Bank:________________________
Address:______________________
____
ABA Number:__________________
Account Number:_______________
Account Name: Labopharm USA, Inc.

Borrower hereby represents that the conditions precedent to Advances set forth in the Agreement are satisfied and shall be satisfied upon the making of such Advance, including but not limited to: (i) that no Material Adverse Effect in Borrower's business or financial condition has occurred; (ii) that the representations and warranties set forth in the Agreement and in the Warrant Agreement are and shall be true and correct in all material respects on and as of the Advance Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date; (iii) that Borrower is in compliance with all the terms and provisions set forth in each Loan Document on its part to be observed or performed; and (iv) that as of the Advance Date, no fact or condition exists that would (or would, with the passage of time, the giving of notice, or both) constitute an Event of Default under the Loan Documents. Borrower understands and acknowledges that Lender has the right to review the financial information supporting this representation and, based upon such

review in its sole discretion, Lender may decline to fund the requested Advance if this representation is not true.

Borrower hereby represents that Borrower's corporate status and locations are as set forth in the Attachment to this Advance Request.

Borrower agrees to notify Lender promptly before the funding of the Loan if any of the matters which have been represented above shall not be true and correct on the Advance Date and if Lender has received no such notice before the Advance Date then the statements set forth above shall be deemed to have been made and shall be deemed to be true and correct as of the Advance Date.

Executed this ______ day of June, 2005.

BORROWER: LABOPHARM USA, INC.

Signature:______________________________

Title: Chief Executive Officer or Chief Financial Officer

Print Name:_____________________________

ATTACHMENT TO ADVANCE REQUEST

Dated: ______________________

Borrower hereby represents and warrants to Lender that Borrower's current name and organizational status is as follows:

Name:	LABOPHARM USA, INC.
Type of Organization:	Corporation
Place of Organization:	Delaware

Borrower hereby represents and warrants to Lender that the street addresses, cities, states/provinces and postal codes of its current locations are as follows:

Chief Executive Office:	c/o Goodwin Procter LLP Attention: Lawrence S. Wittenberg 53 State Street Boston, MA 02109
Principal Place of Business:	c/o Goodwin Procter LLP Attention: Lawrence S. Wittenberg 53 State Street Boston, MA 02109
Locations of Collateral:	c/o Goodwin Procter LLP Attention: Lawrence S. Wittenberg 53 State Street Boston, MA 02109

EXHIBIT B

PROMISSORY NOTE

US$10,000,000.00

Advance Date: June 28, 2005
Maturity Date: July 1, 2008

FOR VALUE RECEIVED, Labopharm USA, Inc., a Delaware corporation, for itself and each of its Subsidiaries (the "Borrower") hereby promises to pay to the order of Hercules Technology Growth Capital, Inc., a Maryland corporation or the holder of this Note (the "Lender") at 525 University Avenue, Suite 700, Palo Alto, CA, 94301 or such other place of payment as the holder of this Senior Promissory Note (this "Note") may specify from time to time in writing, in lawful money of the United States of America, the principal amount of Ten Million 00/100 Dollars ($10,000,000) together with interest at eleven and 95/100 percent (11.95%) per annum based upon a year consisting of twelve (12) months of thirty (30) days each. Each monthly installment shall be due and payable in arrears in monthly installments of accrued interest only on the first day of the month after the date of the Advance (the "Interest Only Payment Dates") through January 1, 2006 (the "Interest Only Payment Dates"), followed by thirty (30) equal monthly installments of principal and interest computed on the basis of a thirty (30) month amortization schedule, through July 1, 2008, on which date the entire outstanding principal amount and all accrued but unpaid interest shall be immediately due and payable. Each such monthly installment, other than the Maturity Date Payment, shall be due and payable on the first calendar day of each month (each, a "Payment Date"), with the Maturity Date Payment being due and payable on July 1, 2008. If any payment for an Advance shall be payable on a day other than a business day, then such payment shall be due and payable on the next succeeding business day. Each Advance shall be repaid in full, together with all interest accrued thereon, on the Maturity Date for said Advance, whether or not the Advance is evidenced by a Note. Amounts repaid on any Loan shall not be reborrowed.

This Promissory Note is the Note referred to in, and is executed and delivered in connection with, that certain Senior Loan and Security Agreement dated June 28, 2005, by and between Borrower and Lender (as the same may from time to time be amended, modified or supplemented in accordance with its terms, the "Loan Agreement"), and is entitled to the benefit and security of the Loan Agreement and the other Loan Documents (as defined in the Loan Agreement), to which reference is made for a statement of all of the terms and conditions thereof. All terms defined in the Loan Agreement shall have the same definitions when used herein, unless otherwise defined herein. An Event of Default under the Loan Agreement shall constitute a default under this Promissory Note.

Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest under the UCC or any applicable law.

This Note shall be governed by and construed and enforced in accordance with, the laws of the State of California, excluding any conflicts of law rules or principles that would cause the application of the laws of any other jurisdiction.

LABOPHARM USA, INC.

Signature:______________________________

Print Name:______________________________

Title:______________________________

EXHIBIT C

(Redacted)

EXHIBIT D

(Redacted)

EXHIBIT E

PATENTS, TRADEMARKS, COPYRIGHTS AND LICENSES

(Redacted)

EXHIBIT F

BORROWER AND PARENT PRODUCTS

(Redacted)

EXHIBIT G

DEPOSIT ACCOUNTS AND INVESTMENT PROPERTY

(Redacted)

EXHIBIT H

COMPLIANCE CERTIFICATE

Hercules Technology Growth Capital, Inc.
525 University Avenue
Suite 700,
Palo Alto, CA 94301

Re: Reference is made to that certain Senior Loan and Security Agreement dated June 28, 2005 and all ancillary documents entered into in connection with such Loan and Security Agreement all as may be amended from time to time, (hereinafter referred to collectively as the "Loan Agreement") between Hercules Technology Growth Capital, Inc. ("Hercules") as Lender and Labopharm USA, Inc. (the "Company") as Borrower. All capitalized terms not defined herein shall have the same meaning as defined in the Loan Agreement.

Gentlemen:

The undersigned is an Officer of the Company, knowledgeable of all Company financial matters, and is authorized to provided certification of information regarding the Company; hereby certifies that in accordance with the terms and conditions of the Loan Agreement, the Company is in complete compliance for the period ending ___________ of all required conditions and terms except as noted below. Attached are the required documents supporting the above certification. The undersigned further certifies that these are prepared in accordance with Generally Accepted Accounting Principles (except for the absence of footnotes with respect to unaudited financial statement and subject to normal year end adjustments) and are consistent from one period to the next except as explained below.

Indicate compliance status by circling Yes/No under "Complies"

REPORTING REQUIREMENT	**REQUIRED**	**COMPLIES**
Interim Financial Statements	Monthly within 30 days	YES / NO
Interim Financial Statements	Quarterly within 45 days	YES / NO
Audited Financial Statements	FYE within 90 days	YES / NO
FINANCIAL COVENANTS	**REQUIRED**	**COMPLIES**
None		
All OTHER COVENANTS	**REQUIRED**	**COMPLIES**
		YES/ NO

REQUIRED EXPLANATIONS FOR NONCOMPLIANCE OF ANY OF THE ABOVE:

____

____

Very Truly Yours,

By:________________________________

Name:______________________________

Its:________________________________

EXHIBIT I

SCHEDULE 1

SUBSIDIARIES

Borrower

None.

EXHIBIT J

LITIGATION

(Redacted)

FIRST AMENDMENT
TO
SENIOR LOAN AND SECURITY AGREEMENT

THIS FIRST AMENDMENT TO SENIOR LOAN AND SECURITY AGREEMENT (this "Amendment") is entered into as of December 20, 2007, by and between HERCULES TECHNOLOGY GROWTH CAPITAL, INC. ("Lender") and LABOPHARM USA, INC. ("Borrower").

RECITALS

A. Borrower and Lender are parties to that certain Senior Loan and Security Agreement dated as of June 28, 2005 (the "Agreement"). Borrower issued a Promissory Note (the "Note") dated as of June 28, 2005 as partial evidence of its obligations to repay the Advance to Lender. Labopharm, Inc., a Quebec company. ("Parent") executed a Guarantee and Subordination Agreement and Hypothec on the Universality of Movable Property, each dated as of June 28, 2005 in connection with the Agreement. Labopharm Europe Limited, LaboPharm (Barbados) Limited and Labopharm Cyprus Limited (collectively the "Subsidiaries") also executed guarantees in connection with the Agreement. All of such documents are collectively referred to as the "Loan Documents".

B. The parties desire to amend the Agreement in accordance with the terms of this Amendment.

NOW, THEREFORE, the parties agree as follows:

1. Certain definitions set forth in Section 1.1 of the Agreement are amended, as follows:

"Commitment Termination Date" means the first to occur of (a) December 20, 2007 as to the initial Advance and November 15, 2008 as to subsequent Advances.

"Loan" means each loan made to Borrower under the Agreement, including the Advances made under Sections 2.2 and 2.2.1.

"Material Adverse Effect" means a material adverse effect upon: (i) the business, operations, properties, assets or condition (financial or otherwise) of Borrower and Parent, taken as a whole; other than an effect in and of itself reasonably attributable to (a) the failure of any clinical or non-clinical trial to demonstrate the desired safety or efficacy of any biologic or drug or (b) the denial, delay or limitation of approval of, or taking of any similar regulatory action by, the United States Food and Drug Administration or any other governmental entity with respect to any biologic or drug, or (ii) the ability of Borrower and Parent, taken as a whole, to perform the Secured Obligations in accordance with the terms of the Loan Documents, or the ability of Lender to enforce any of its rights or remedies with respect to the Secured Obligations or under the Loan Documents; or (iii) (A) the Collateral or Lender's Liens on the Collateral or the priority of such Liens and (B) the Collateral under the Hypothec or Lender's interests under the Hypothec.

Maturity Date" means December 1, 2011.

"Note" means each Promissory Note issued in connection with any Advance, as amended from time to time. Any reference to a "Note" in the Agreement shall mean and refer to the Note issued in connection with the Advance made under Section 2.2 and to the Note issued in connection with the Advance made under 2.2.1.

"Warrant Agreement" means each warrant issued in connection with the Agreement.

2. Section 2.2 is deleted and replaced by Section 2.2.1, to read as follows:

2.2.1 Borrower may request one or more Advances from Lender in an aggregate principal balance not to exceed $25,000,000. Lender shall make the initial Advance on the date of this Amendment in the principal amount

of $15,000,000. From May 15, 2008 through November 15, 2008, Borrower may request additional Advances in an aggregate principal amount of up to $10,000,000, each Advance to be in a minimum amount of $5,000,000. Borrower shall use the first proceeds of the initial Advance to repay all amounts owing to Hercules on the date of such Advance. Borrower may use the balance of the proceeds of Advances for general corporate purposes. Interest shall accrue on each Advance made under this Section at a rate equal to the higher of (Redacted) over the Prime Rate, as appears in The Wall Street Journal on the Advance Date, such rate to be fixed on the Advance Date for such Advance for so long as the Advance is outstanding, including any amortization period. The interest rate is based upon a year consisting of 360 days, with interest computed daily based on the number of actual days for each month. Borrower shall make interest-only payments on each Advance on the first day of each month through June 1, 2009. Thereafter, Borrower shall repay the principal balance outstanding on June 1, 2009 in thirty (30) equal monthly installments of principal and interest, beginning July 1, 2009, and continuing through December 1, 2011, on which date any accrued but unpaid interest and any remaining unpaid principal shall be due and payable. If any payment is payable on a day that is not a business day, such payment shall be due on the next succeeding business day. Amounts repaid on any Loan may not be reborrowed. All of the Secured Obligations, including each Advance under this Section, constitute one general obligation of Borrower. All payments shall be in United States Dollars, free and clear of any taxes, withholdings, duties, impositions or other charges, to the end that Lender will receive the entire amount of any Secured Obligations payable hereunder, regardless of source of payment.

3. Section 2.4 is amended to read as follows: Borrower shall have the option at any time, upon at least two (2) business days prior written notice, to prepay the Note or Advances in whole or in part without premium (Redacted) or penalty by paying the relevant principal amount together with all interest, fees and expenses accrued and unpaid as of the date of such prepayment; provided that Borrower shall pay a premium equal to (...) the amount of any prepayment made before June 1, 2009, (...) of the amount of any prepayment made thereafter but before December 1, 2010, and (...) of any prepayment made thereafter.

4. Section 2.5(d) is deleted. On the earliest to occur of (i) the Maturity Date, (ii) the date that Borrower repays all the Secured Obligations, or (iii) the date that the Secured Obligations become due and payable, Borrower shall pay Lender a fee equal to (...) of the principal amount of Advances requested under Section 2.2.1.

5. The first sentence of Section 6.1 is amended to read as follows: So long as there are any Secured Obligations outstanding, Borrower shall cause to be carried and maintained commercial general liability insurance, on a claims made basis, against risks customarily insured against in Borrower's line of business.

6. Section 5.9 is amended to read as follows: Neither Borrower nor Parent is in default in any manner under any provision of any indenture or other agreement, contract or instrument evidencing indebtedness, or any other material agreement, contract or instrument to which it is a party or by which it or any of its properties or assets are or may be bound and for which such default could reasonably be expected to result in a Material Adverse Effect.

7. The first sentence of Section 5.14 is amended to read as follows: Borrower is the sole owner of its Intellectual Property, and except as set forth on Exhibit E, Parent is the owner of its Intellectual Property jointly with its subsidiaries Labopharm Europe Limited and Labopharm (Barbados) Limited, in each case except for licenses granted to its customers or strategic partners in the ordinary course of business.

8. The fourth sentence of Section 5.14 is amended to read as follows: Except as set forth on Exhibit E, Borrower is not in material breach of, nor has Borrower failed to perform in any material respect under, any of the foregoing contracts, licenses or agreements and, to Borrower's knowledge, no third party to any such contract, license or agreement is in material breach thereof or has failed to perform in any material respect thereunder.

9. Section 7.1(a) is amended to read as follows:

as soon as practicable (and in any event within (i) thirty (30) days after the end of each month other than March, June, September or December, (ii) forty five (45) days after the end of each March, June or September, and (iii) sixty (60) days after the end of each December), unaudited interim financial statements of Parent as of the end of such month (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and

related statements of income and cash flows accompanied by a report detailing any material contingencies (including the commencement of any material litigation by or against Borrower) or any other occurrence that could reasonably be expected to have a Material Adverse Effect, all certified by the Chief Executive Officer or Chief Financial Officer of Borrower or Parent to the effect that such financial statements present fairly in all material respects the financial condition and results of operations of Parent as of the date thereof; provided that Borrower or Parent shall furnish to Lender draft unaudited interim financial statements of Parent as of the end of each March, June, September or December within thirty (30) days after the end of such month;

10. Section 7.1(b) is amended to read as follows:

as soon as practicable (and in any event within (i) forty five (45) days after the end of each calendar quarter other than the last calendar quarter in any fiscal year and (ii) sixty (60) days after the end of the last calendar quarter in any fiscal year), unaudited interim financial statements of Parent as of the end of such calendar quarter (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and related statements of income and cash flows accompanied by a report detailing any material contingencies (including the commencement of any material litigation by or against Borrower) or any other occurrence that could reasonably be expected to have a Material Adverse Effect, all certified by the Chief Executive Officer or Chief Financial Officer of Borrower or Parent to the effect that such financial statements present fairly in all material respects the financial condition and results of operations of Parent as of the date thereof; provided that Borrower or Parent shall furnish to Lender draft unaudited interim financial statements of Parent as of the end of the last calendar quarter in any fiscal year within forty five (45) days after the end of such calendar quarter;

(Redacted)

11. On the date hereof, Borrower shall pay Lender a fee equal to (i) (...) on account of the fee specified under Section 2.5(d) of the Agreement, (ii) a prepayment premium equal to (...) on account of the amount refinanced with the Advance made under this Amendment, and (iii) a facility fee of (...) plus an amount equal to the Lender Expenses incurred in connection with this Amendment.

12. Borrower confirms that the representations and warranties set forth in Section 5 of the Agreement are true and correct in all material respects, and that an Event of Default is not continuing.

13. Unless otherwise defined, all initially capitalized terms in this Amendment have the meaning assigned in the Agreement. Except as amended hereby, the Agreement remains in full force and effect.

14. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

15. Borrower shall deliver to Lender (i) within 15 days of the date of this Amendment, a warrant to purchase stock of Labopharm Inc. and (ii) within 30 days of the date of this Amendment, an affirmation of guarantee and mortgage debenture of Labopharm Europe Limited, in each case in form reasonably acceptable to Lender.

16. As a condition to the effectiveness of this Amendment, Lender shall have received, in form and substance satisfactory to Lender, the following:

(a) this Amendment;

(b) Corporate Resolutions;

(c) an Affirmation of Guarantee and Subordination and Hypotec of Parent;

(d) an Affirmation of Guarantee of Labopharm (Barbados) Limited and Labopharm Cyprus Limited; and

(e) such other documents as Lender reasonably requests.

17. Upon delivery by Borrower to Lender of Borrower's executed Promissory Note dated as of the date of this Amendment, Lender shall mark the Note dated June 28, 2005 and delivered by Borrower under the Agreement as "cancelled" and shall return such Note to Borrower.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

LABOPHARM USA, INC.

By: [signature]
Title: President

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By: ______________________
Title: ______________________

17. Upon delivery by Borrower to Lender of Borrower's executed Promissory Note dated as of the date of this Amendment, Lender shall mark the Note dated June 28, 2005 and delivered by Borrower under the Agreement as "cancelled" and shall return such Note to Borrower.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

LABOPHARM USA, INC.

By: ______________________

Title: ______________________

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By: ______________________

Title: K. Nicholas Martitsch
Associate General Counsel

TABLE OF EXHIBITS AND SCHEDULES

(Redacted)

SECOND AMENDMENT
TO
SENIOR LOAN AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO SENIOR LOAN AND SECURITY AGREEMENT (this "**Amendment**") is entered into as of October 14, 2008, by and between HERCULES TECHNOLOGY GROWTH CAPITAL, INC. ("**Lender**") and **LABOPHARM USA, INC.** ("**Borrower**").

RECITALS

A. Borrower and Lender are parties to that certain Senior Loan and Security Agreement dated as of June 28, 2005, as amended by a First Amendment to Senior Loan and Security Agreement dated as of December 20, 2007 (the "**Agreement**"). Borrower issued a Promissory Note (the "**Note**") dated as of June 28, 2005 as partial evidence of its obligations to repay the Advance to Lender. Labopharm, Inc., a Quebec company. ("**Parent**") executed a Guarantee and Subordination Agreement and Hypothec on the Universality of Movable Property, each dated as of June 28, 2005 in connection with the Agreement. Labopharm Europe Limited, LaboPharm (Barbados) Limited and Labopharm Cyprus Limited (collectively the "**Subsidiaries**") also executed guarantees in connection with the Agreement. All of such documents are collectively referred to as the "Loan Documents".

B. The parties desire to amend the Agreement in accordance with the terms of this Amendment.

NOW, THEREFORE, the parties agree as follows:

1. Section 2.2.1 of the Agreement is hereby deleted and replaced by a new Section 2.2.1 to read as follows:

2.2.1 Borrower has obtained aggregate Advances from Lender of $15,000,000 under the Agreement. Subject to the terms and conditions of this Agreement, (i) Lender shall make an additional Advance on or about October 17, 2008, in a principal amount of $5,000,000 and (ii) at any time from April 30, 2009 through June 30, 2009, Borrower may request an additional Advance of up to $5,000,000. Borrower may use the proceeds of all Advances hereunder for general corporate purposes. Interest shall accrue on each Advance made under this Section at a rate equal to the higher of (Redacted) , over the Prime Rate, as appears in The Wall Street Journal on the Advance Date, such rate to be fixed on the Advance Date for such Advance for so long as the Advance is outstanding, including any amortization period. The interest rate is based upon a year consisting of 360 days, with interest computed daily based on the number of actual days for each month. Borrower shall make interest-only payments on each Advance on the first day of each month through June 1, 2009. Thereafter, Borrower shall repay the principal balance outstanding on June 30, 2009 in thirty (30) equal monthly installments of principal and interest, beginning July 1, 2009, and continuing through December 1, 2011, on which date any accrued but unpaid interest and any remaining unpaid principal shall be due and payable. If any payment is payable on a day that is not a business day, such payment shall be due on the next succeeding business day. Amounts repaid on any Loan may not be reborrowed. All of the Secured Obligations, including each Advance under this Section, constitute one general obligation of Borrower. All payments shall be in United States Dollars, free and clear of any taxes, withholdings, duties, impositions or other charges, to the end that Lender will receive the entire amount of any Secured Obligations payable hereunder, regardless of source of payment.

2. Borrower confirms that the representations and warranties set forth in Section 5 of the Agreement are true and correct in all material respects, and that an Event of Default is not continuing.

3. Unless otherwise defined, all initially capitalized terms in this Amendment have the meaning assigned in the Agreement. Except as amended hereby, the Agreement remains in full force and effect.

4. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

5. As a condition to the effectiveness of this Amendment, Lender shall have received, in form and substance satisfactory to Lender, the following:

(a) this Amendment;

(b) an Amendment to the Warrant Agreement;

(c) an amount equal to the Lender Expenses incurred in connection with this Amendment; and

(d) such other documents as Lender reasonably requests.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

APPROVED BY LEGAL DEPT.
AS TO FORM

LABOPHARM USA, INC.

By:

Title: SVP + CFO   President & CEO

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:

Title: K. Nicholas Martitsch
Associate General Counsel

THIRD AMENDMENT
TO
SENIOR LOAN AND SECURITY AGREEMENT
AND
WAIVER AND CONSENT

THIS THIRD AMENDMENT TO SENIOR LOAN AND SECURITY AGREEMENT AND WAIVER AND CONSENT (this "**Amendment**") is entered into as of June 15, 2009, by and between **HERCULES TECHNOLOGY GROWTH CAPITAL, INC.** ("**Lender**") and **LABOPHARM USA, INC.** ("**Borrower**").

RECITALS

A. Borrower and Lender are parties to that certain Senior Loan and Security Agreement dated as of June 28, 2005, as amended by a First Amendment to Senior Loan and Security Agreement dated as of December 20, 2007 and a Second Amendment to Senior Loan and Security Agreement dated as of October 14, 2008 (the "**Agreement**"). Borrower issued Promissory Notes (each, a "**Note**") dated as of June 28, 2005 and October __, 2008, respectively, as partial evidence of its obligations to repay the Advance to Lender. Labopharm, Inc., a Quebec company ("**Parent**") executed a Guarantee and Subordination Agreement and Hypothec on the Universality of Movable Property, each dated as of June 28, 2005 in connection with the Agreement. Labopharm Europe Limited, Labopharm (Barbados) Limited and Labopharm Cyprus Limited (collectively the "**Subsidiaries**") also executed guarantees in connection with the Agreement. All of such documents are collectively referred to as the "Loan Documents."

B. National Bank of Canada, directly or through an affiliate (collectively "**NBC**"), has agreed to make available to Parent a 3-year renewable revolving credit facility in a principal amount not to exceed Cdn$2.6 million and, as security for such indebtedness, has requested the grant by Parent of first ranking Liens in favour of NBC exclusively on Class 1 Restructured Notes issued to Parent (the "**NBC Facility**"). For the purposes hereof, "**Class 1 Restructured Notes**" means the notes described in schedule A hereto to be credited or transferred to the securities account number 314166 maintained by Parent with Natcan Trust Company, an affiliate of NBC, and any replacement account, as well as all rights of Parent relating to such notes (including, without limitation, proceeds, replacements and substitutions in respect thereof).

C. Parent intends to enter into a purchase and sale agreement with (Redacted) (the "**Purchaser**") to transfer in favor of Purchaser a tablet printer and other related pieces of equipment (the "**Harnett Printer**") for a consideration of (...) (the "**Harnett Printer Transaction**").

D. The parties desire to amend the Agreement in accordance with the terms of this Amendment.

NOW, THEREFORE, the parties agree as follows:

1. Section 2.2.1 of the Agreement is hereby deleted and replaced by a new Section 2.2.1 to read as follows:

"2.2.1 Borrower has obtained aggregate Advances from Lender of US$20,000,000 under the Agreement. Borrower may not request any other Advances under the Agreement. Interest shall accrue on each Advance made under this Section at a rate equal to the higher of (Redacted) over the Prime Rate, as appears in The Wall Street Journal on the Advance Date, such rate to be fixed on the Advance Date for such Advance for so long as the Advance is outstanding, including any amortization period. The interest rate is based upon a year consisting of 360 days, with interest computed daily based on the number of actual days for each month. Borrower shall make interest-only payments on each Advance on the first day of each month through June 1, 2010. Thereafter, Borrower shall repay the principal balance outstanding on June 30, 2010 in twenty four (24) equal monthly installments of principal and interest, beginning July 1, 2010, and continuing through June 1, 2012, on which date any accrued but unpaid interest and any remaining unpaid principal shall be due and payable. If any payment is payable on a day that is not a business day, such payment shall be due on the next succeeding business day. Amounts repaid on any

Loan may not be reborrowed. All of the Secured Obligations, including each Advance under this Section, constitute one general obligation of Borrower. All payments shall be in United States Dollars, free and clear of any taxes, withholdings, duties, impositions or other charges, to the end that Lender will receive the entire amount of any Secured Obligations payable hereunder, regardless of source of payment."

2. The definitions of "Account Control Agreement(s)," "Hypothec" and "Parent Guaranty Documents" found in Section 1.1 of the Agreement are deleted and replaced respectively by the following definitions:

(a) **"Account Control Agreement(s)"** means any agreement entered into by and among the Lender, Borrower or Parent, and a third party Bank or other institution (including a Securities Intermediary) in which the Borrower or Parent, as the case may be, maintains a Deposit Account or Investment Property and which is intended to perfect the Lender's security interest in any of the Collateral or the Hypothec, as the case may be.

(b) **"Hypothec"** means the Hypothec on the Universality of Movable Property of even date herewith and that of December 20, 2007 by Parent to the benefit of the Lender, as same may be amended, restated or replaced from time to time.

(c) **"Parent Guaranty Documents"** means the Hypothec and the Guarantee and Subordination Agreement of even date by Parent for the benefit of Lender, as same may have been amended, modified, supplemented, replaced or restated from time to time, including by way of an affirmation of guaranty dated on or about December 20, 2007 and as same may be further amended, modified, supplemented, replaced or restated (the **"Guarantee and Subordination Agreement"**).

3. Notwithstanding any provision of the Loan Agreement and of any other Loan Documents, including without limitation the Guarantee and Subordination Agreement entered into by Parent in favour of Lender, Lender hereby consents to the following transactions to be entered into by Parent:

(a) the incurrence of Indebtedness by Parent in an amount in principal not to exceed Cdn$2.6 million Canadian dollars, plus interest and accessories in respect thereof, pursuant to the NBC Facility and, as security for such Indebtedness, the grant by Parent of first ranking Liens in favour of NBC on the Class 1 Restructured Notes; and

(b) the Harnett Printer Transaction.

4. Lender agrees that, prior to or concurrently with the execution of the NBC Facility by Parent, it shall execute a cession of rank on the Class 1 Restructured Notes in favor of NBC in terms satisfactory to Lender.

5. Lender agrees that, concurrently with the effectiveness of the Harnett Printer Transaction, it shall confirm to the Parent and the Purchaser that the sale of the Harnett Printer will occur free of any Liens held by Lender pursuant to the Hypothec, by signing an acknowledgement and confirmation letter in a form reasonably acceptable to Lender or by providing a discharge of the Hypothec on such Harnett Printer.

6. Subject to such changes as set forth in Schedule B attached hereto, Borrower confirms that the representations and warranties set forth in Section 5 of the Agreement are true and correct in all material respects, and that an Event of Default is not continuing.

(Redacted) 7. In connection with this Amendment, Borrower shall pay Lender a fee of (…) , of which (…) shall be due and payable on the date hereof, and (…) shall be due and payable on the sooner to occur of (i) the date that Borrower repays the outstanding balance under the Agreement or (ii) the date that the outstanding balance under the Agreement becomes due and payable through acceleration or otherwise.

8. Unless otherwise defined, all initially capitalized terms in this Amendment have the meaning assigned in the Agreement. Except as amended hereby, the Agreement remains in full force and effect.

9. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

10. As a condition to the effectiveness of this Amendment, Lender shall have received, in form and substance satisfactory to Lender, the following:

(a) this Amendment;

(b) an Amendment to the Warrant Agreement;

(c) an account control agreement with National Bank Financial Inc. in a form reasonably acceptable to Lender;

(d) an Amendment to the Hypothec on the Universality of Movable Property granted by Parent in favor of Lender;

(e) an Affirmation of Guarantee and Subordination Agreement by Parent;

(Redacted)

(f) payment of (…) plus an amount equal to the Lender Expenses incurred in connection with this Amendment;

(g) delivery of all certificates representing the shares held by Parent in each subsidiary of the Parent, together with a transfer power of attorney signed in blank; and

(h) an Affirmation of Guaranty by each of Labopharm (Barbados) Limited and Labopharm Cyprus Limited.

Upon request by Borrower or Parent, Lender shall confirm in writing that all conditions precedent have been fulfilled.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

LABOPHARM USA, INC.

By: ______________________

Title: ______________________

By: ______________________

Title: President, Labopharm USA

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By: ______________________

Title: K. Nicholas Martitsch
Associate General Counsel

LABOPHARM INC.

By: ______________________

Title: ______________________

By: ______________________

Title: SVP + CFO

APPROVED BY LEGAL DEPT.
AS TO FORM
15 JUN 2009

SCHEDULE A

DESCRIPTION OF THE CLASS 1 RESTRUCTURED NOTES

Description	ISIN	Amount
MAV 2 – Class A1 CAD	CA57632XAW35	$1,747,941
MAV 2 – Class A2 CAD	CA57632XAY90	$3,186,505
MAV 2 – Class B CAD	CA57632XBA06	$578,439
MAV 2 – Class C CAD	CA57632XBC61	$170,501

SCHEDULE B

UPDATED EXHIBITS TO AGREEMENT

TABLE OF EXHIBITS AND SCHEDULES

(Redacted)